Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

by and between

SOUTH PLAINS FINANCIAL, INC.

and

BOH HOLDINGS, INC.

Dated as of December 1, 2025

EXHIBITS

Exhibit A – Form of Bank Merger Agreement
Exhibit B – Form of Voting Agreement
Exhibit C – Form of Director Support Agreement
Exhibit D – Form of Release by Director/Officer

v

INDEX OF DEFINED TERMS

280G Shareholder Approval	57
280G Waiver	57
Acquisition Agreement	74
Acquisition Proposal	74
Acquisition Transaction	75
Actual Adjusted Shareholders’ Equity	74
Affiliate	75
Affiliated Group	75
Aggregate Cash Consideration	75
Aggregate Stock Consideration	75
Agreement	1
Allowance	18
Bank Merger	1
Bank Merger Agreement	1
Bank of Houston	1
Banking Laws	15
BHC Act	1
BOH	1
BOH Advisory Fees	33
BOH Annual Financial Statements	14
BOH Board Recommendation	42
BOH Contracts	23
BOH Disclosure Schedules	10
BOH Employee Plan	28
BOH Employees	60
BOH Equity Awards	12
BOH Expenses	76
BOH Financial Statements	14
BOH Indebtedness	57
BOH Loan Representatives	54
BOH Personal Property	20
BOH Real Property	19
BOH Regulatory Agreement	26
BOH Regulatory Approvals	13
BOH Restricted Stock Award	5
BOH Shareholder Approval	42
BOH Shareholder Meeting	42
BOH Stock	1
BOH Tax Representation Letter	65
BOH Warrants	5
BOLI	25
Borrower	76
Burdensome Condition	68
Business Day	76
Call Reports	14
Cancelled Shares	6
CECL	76
Certificate	7
Change in Recommendation	42
City Bank	1
City Bank Stock	35
Closing	67
Code	1
Commercially Reasonable Efforts	76
Confidentiality Agreement	65
Continuing Corporation	2
Contracts to be Terminated	52
Controlled Group Liability	76
Director Support Agreements	1
Dissenting Share	6
Effective Time	67
Employee Benefit Plan	77
Environmental Inspections	54
Environmental Laws	77
ERISA	77
ERISA Affiliates	77
Exchange Act	33
Exchange Agent	7
Exchange Agent Agreement	7
Exchange Fund	7
Exchange Ratio	4
Exchange Ratio Reduction Amount	77
FDIC	3
Federal Reserve Board	3
Final Closing Statement	66
FKH	65
Fractional Share Cash Consideration	4
Governmental Body	77
Hazardous Materials	78
Hunton	65
Indemnified Party	62
Initial Closing Statement	66
IRS	9
knowledge	78
Letter of Transmittal	7
Liability	78

Loan	16
Loans	16
Material Adverse Effect	78
Merger	1
Merger Consideration	79
Minimum Adjusted Shareholders’ Equity	79
Multiemployer Plans	29
Nasdaq	3
Notice Date	42
Order	79
Organizational Documents	79
Per Share Merger Consideration	4
Per Share Merger Consideration Value	79
Person	79
Pool	18
PPP	17
Pre-Closing Tax Period	79
Proceeding	80
Proxy Statement	58
Registration Statement	36
Regulatory Approvals	36
Release	1
Required Consents	13
SBA	17
SEC	3
Secondary Investigation	54
Securities Act	33
Securities Portfolio	16
Security Interest	80
Shareholders’ Equity Shortfall	80
SPFI	1
SPFI Common Stock	4
SPFI Disclosure Schedules	34
SPFI Employee Plan	41
SPFI Financial Statements	37
SPFI Regulatory Approvals	36
SPFI SEC Reports	34
SPFI Share Closing Price	4
SPFI Tax Representation Letter	65
Straddle Period	80
Subsidiaries	80
Subsidiary	80
Superior Proposal	80
Systems	32
Tail Policy	52
Tax	80
Tax Return	81
Taxes	80
TBOC	2
TDB	3
Termination Fee	69
Treasury Regulations	81
Union	81
Unresolved Response Action	55
Voting Agreement	1
Waived 280G Benefits	57
WARN Act	81
Warrants Cash Consideration	5
Watch List	18

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (“Agreement”) dated as of December 1, 2025, is by and between South Plains Financial, Inc. (“SPFI”), a Texas corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and BOH Holdings, Inc. (“BOH”), a Texas corporation and bank holding company registered under the BHC Act.

RECITALS

WHEREAS, the respective boards of directors of SPFI and BOH believe that the merger of BOH with and into SPFI, with SPFI continuing as the surviving entity (the “Merger”), in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and supplements hereto and the other transactions contemplated by this Agreement are advisable and in the best interests of their respective companies and shareholders;

WHEREAS, immediately following the Merger, and pursuant to a separate agreement and plan of merger in the form attached hereto as Exhibit A (the “Bank Merger Agreement”), City Bank, a Texas state-chartered bank and wholly-owned subsidiary of SPFI (“City Bank”), and Bank of Houston, a Texas state-chartered bank and wholly-owned subsidiary of BOH (“Bank of Houston”), shall be combined through merger, with City Bank continuing as the surviving entity (the “Bank Merger”);

WHEREAS, for federal income tax purposes (and applicable state and local tax purposes), (i) the parties intend that each of the Merger and the Bank Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and any comparable provision of state law), and the Treasury Regulations promulgated thereunder, and (ii) this Agreement is intended to be and hereby is adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law);

WHEREAS, the respective boards of directors of SPFI and BOH have approved this Agreement and the transactions proposed herein on the terms and conditions set forth in this Agreement; and

WHEREAS, as a condition and inducement to SPFI’s willingness to enter into this Agreement, (i) each member of the boards of directors and each executive officer of BOH and Bank of Houston has entered into an agreement, in the form attached hereto as Exhibit B, dated as of the date of this Agreement, pursuant to which he or she agrees to vote the issued and outstanding shares of common stock, par value $1.00 per share, of BOH (“BOH Stock”) beneficially owned by such person in favor of this Agreement and the transactions contemplated hereby (the “Voting Agreement”), (ii) each non-employee director of BOH or Bank of Houston has also entered into a support agreement in the form attached hereto as Exhibit C (collectively, the “Director Support Agreements”), and (iii) each of the directors and executive officers of BOH and Bank of Houston has executed an instrument releasing SPFI and its Subsidiaries (as defined herein) from any and all claims of such persons (except to certain matters described therein) in the form attached hereto as Exhibit D (each, a “Release”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

ARTICLE I.
THE MERGER

Section 1.1         The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined herein), BOH shall be merged with and into SPFI, with SPFI continuing as the surviving corporation (which, as the surviving corporation, is hereinafter referred to as “Surviving Corporation” whenever reference is made to it at or after the Effective Time) pursuant to, and with the effects provided for in, the applicable provisions of the Texas Business Organizations Code (“TBOC”).

Section 1.2        Organizational Documents and Facilities of Surviving Corporation.  At the Effective Time and until thereafter amended in accordance with applicable law, the Organizational Documents (as defined herein) of Surviving Corporation shall be the Organizational Documents of SPFI as in effect at the Effective Time.  Unless and until changed by the board of directors of Surviving Corporation, the main office of Surviving Corporation shall be the main office of SPFI as of the Effective Time.  The established offices and facilities of BOH immediately prior to the Effective Time shall become established offices and facilities of Surviving Corporation.  Until thereafter changed in accordance with applicable law or the Organizational Documents of Surviving Corporation, all corporate acts, plans, policies, contracts, approvals and authorizations of BOH and SPFI and their respective shareholders, boards of directors, committees elected or appointed thereby, officers and agents, which were valid, lawful, and effective immediately prior to the Effective Time, shall be taken for all purposes as the corporate acts, plans, policies, contracts, approvals and authorizations of Surviving Corporation and shall be as effective and binding thereon as the same were with respect to BOH and SPFI, respectively, as of the Effective Time.

Section 1.3          Board of Directors and Executive Officers of Surviving Corporation.  Subject to Section 6.10, at the Effective Time and until thereafter changed in accordance with applicable law and the Organizational Documents of Surviving Corporation, the members of the board of directors of SPFI at the Effective Time shall be the members of the board of directors of Surviving Corporation.  At the Effective Time and until thereafter changed in accordance with applicable law and the Organizational Documents of Surviving Corporation, the executive officers of SPFI immediately prior to the Effective Time shall be the executive officers of Surviving Corporation.

Section 1.4         Effect of Merger.  At the Effective Time, the corporate existence of BOH and SPFI shall, as provided in the provisions of law heretofore mentioned, be consolidated and continued in Surviving Corporation, and Surviving Corporation shall be deemed to be a continuation in entity and identity of BOH and SPFI.  All rights, title and interests of BOH and SPFI, respectively, in and to any type of property and choses in action shall be transferred to and vested in Surviving Corporation by virtue of the Merger without reversion or impairment, without further act or deed and without any assignment having occurred, but subject to any existing liens or other encumbrances thereon.  The Merger shall have all other effects set forth in the applicable provisions of the TBOC.

Section 1.5        Liabilities of Surviving Corporation.  At the Effective Time, Surviving Corporation shall be liable for all Liabilities (as defined herein) of BOH and SPFI.  All Liabilities and obligations of BOH and of SPFI, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account, or records of BOH or SPFI, as the case may be, shall be those of Surviving Corporation and shall not be released or impaired by the Merger.  All rights of creditors and other obligees and all liens on property of either BOH or SPFI shall be preserved unimpaired subsequent to the Merger.

Section 1.6         Bank Merger.  Immediately after entering into this Agreement, City Bank and Bank of Houston shall enter into the Bank Merger Agreement.  In the Bank Merger, Bank of Houston shall be merged with and into City Bank immediately following the Merger, with City Bank continuing as the surviving entity and succeeding to and assuming all rights and obligations of Bank of Houston in accordance with the applicable laws of the State of Texas.  Following the Bank Merger, the separate corporate existence of Bank of Houston shall cease.  At the request of SPFI, BOH shall cause Bank of Houston to execute such articles or certificate of merger and such other documents and certificates as are necessary to make the Bank Merger effective immediately following the Effective Time of the Merger.

Section 1.7          Approvals and Notices.  This Agreement shall be submitted to the shareholders of BOH in accordance with the terms of this Agreement, the applicable provisions of law and the Organizational Documents of BOH.  BOH and SPFI shall proceed with Commercially Reasonable Efforts (as defined herein) and cooperate fully in the procurement of any other consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms herein provided, including the preparation and submission of all necessary filings, requests for waivers, notices and certificates with the U.S. Securities and Exchange Commission (the “SEC”), the Nasdaq Global Select Market (“Nasdaq”), the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Texas Department of Banking (the “TDB”), and the Federal Deposit Insurance Corporation (the “FDIC”).

Section 1.8          Tax Consequences.  It is intended by the parties hereto that each of the Merger and the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state law), and the parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes.  This Agreement shall be interpreted consistent with that intent.  Each party hereto shall cause all Tax Returns to be prepared and filed on the basis of treating each of the Merger and the Bank Merger as a reorganization within the meaning of Section 368(a) of the Code and shall not (or permit any of its Affiliates (as defined herein) to) take any position inconsistent therewith in any Tax filing or Proceeding (as defined herein), except as otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).

Section 1.9          Modification of Structure.  Notwithstanding any provision of this Agreement to the contrary, SPFI may elect, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, to modify the structure of the transactions contemplated hereby so long as (a) there are no material adverse Tax consequences to BOH and its Subsidiaries or the shareholders of BOH as a result of such modification, (b) the consideration to be paid to holders of BOH Stock under this Agreement is not thereby changed in kind or reduced in amount solely because of such modification and (c) such modification will not be likely to materially delay or jeopardize receipt of any required regulatory approvals.  In the event of such election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

ARTICLE II.
CONSIDERATION AND EXCHANGE PROCEDURES

Section 2.1         Merger Consideration.  At the Effective Time, by virtue of the Merger and without any action on the part of BOH, SPFI or the holders of any of the following securities:

(a)        Each share of common stock, par value $1.00 per share, of SPFI (“SPFI Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b)         Each share of BOH Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and Dissenting Shares (as such terms are defined herein)) shall be converted into the right to receive, without interest, the Per Share Merger Consideration.  “Per Share Merger Consideration” means:

(i)          0.1925 shares of validly issued, fully paid and nonassessable shares of SPFI Common Stock (subject to adjustment pursuant to Section 2.1(d), the “Exchange Ratio”); and

(ii)          in lieu of the issuance of any fractional share of SPFI Common Stock, an amount in cash (rounded to the nearest cent) determined by multiplying (A) the volume weighted average of the closing price per share of SPFI Common Stock on the Nasdaq for the consecutive period of twenty (20) full trading days ending on the third (3rd) Business Day immediately preceding the Closing Date, as reported by Bloomberg L.P. (or, if not reported therein, in another authoritative source mutually agreed upon by SPFI and BOH) (the “SPFI Share Closing Price”) by (B) the fraction of a share (after taking into account all shares of BOH Stock held by such holder immediately prior to the Effective Time and rounded to the nearest ten thousandth when expressed in decimal form) of SPFI Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.1(b)(i) (the product of (A) and (B) being the “Fractional Share Cash Consideration”).

(c)          Treatment of BOH Equity Awards.

(i)           BOH Warrants. At the Effective Time, each warrant to acquire shares of BOH Stock issued, outstanding and unexercised immediately prior to the Effective Time (the “BOH Warrants”) shall cease to represent a right to acquire shares of BOH Stock and shall be converted into the right to receive cash consideration from SPFI equal to the excess (if any) of the Per Share Merger Consideration Value (as defined herein) over the exercise price per share of each of the BOH Warrants calculated immediately prior to the Effective Time, subject to any applicable withholdings (the aggregate consideration resulting from such calculation, referred to herein as the “Warrants Cash Consideration”).  If the Per Share Merger Consideration Value is less than or equal to the exercise price per share of the applicable BOH Warrant, then the applicable BOH Warrant shall be cancelled with no payment due in respect thereof.  As of the Effective Time, all BOH Warrants shall automatically cease to exist and each holder of a BOH Warrant shall cease to have any rights with respect thereto, except the right to receive the holder’s portion of the Warrants Cash Consideration.

(ii)           BOH Restricted Stock Awards. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock award in respect of shares of BOH Stock granted by BOH that is issued and outstanding immediately prior to the Effective Time (a “BOH Restricted Stock Award”) shall be fully vested (to the extent unvested) and be converted into the right to receive the Per Share Merger Consideration. As of the Effective Time, all BOH Restricted Stock Awards shall automatically cease to exist and each holder of a BOH Restricted Stock Award shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration.

(iii)          BOH Stock Appreciation Rights.  At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each stock appreciation right award granted by BOH that is issued, outstanding and unexercised immediately prior to the Effective Time (the “BOH SARs”) shall be fully vested (to the extent unvested) and converted into the right to receive cash consideration from SPFI equal to the excess (if any) of the Per Share Merger Consideration Value (as defined herein) over the exercise price per share of each of the BOH SARs calculated immediately prior to the Effective Time, subject to any applicable withholdings (the aggregate consideration resulting from such calculation, referred to herein as the “SARs Cash Consideration”).  If the Per Share Merger Consideration Value is less than or equal to the exercise price per share of the applicable BOH SAR, then the applicable BOH SAR shall be cancelled with no payment due in respect thereof.  As of the Effective Time, all BOH SARs shall automatically cease to exist and each holder of a BOH SAR shall cease to have any rights with respect thereto, except the right to receive the holder’s portion of the SARs Cash Consideration.

(iv)         The Warrants Cash Consideration and the SARs Cash Consideration (each, a “Cancellation Payment”) shall be paid in cash within ten (10) Business Days after the Closing Date, shall be made without interest and shall be less applicable tax withholdings; provided, that, prior to the Effective Time the holder of the underlying BOH Warrant or BOH SAR has delivered to SPFI a cancellation agreement (a “Cancellation Agreement”), in a form reasonably satisfactory to SPFI, acknowledging such holder’s right to the applicable Cancellation Payment and releasing any claims such holder may have with respect to cancellation and conversion of each such BOH Warrant or BOH SAR, as the case may be, plus the surrender of the original warrant agreement evidencing such unexercised BOH Warrant or the original stock appreciation right award agreement evidencing such unexercised BOH SAR.  BOH shall use Commercially Reasonable Efforts to obtain an executed Cancellation Agreement from each such holder of BOH Warrants and BOH SARs prior to the Effective Time. In the event a holder has not delivered a Cancellation Agreement prior to the Effective Time, the Cancellation Payment shall be payable as soon as administratively practicable following delivery of the Cancellation Agreement by the holder, provided that the Cancellation Payment shall be made no later than the last day of the calendar year during with the Effective Time occurs.

(v)          At or prior to the Effective Time, BOH and the board of directors of BOH shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section, and cause any actions to be taken, that are necessary or, in the reasonable determination of SPFI, advisable to effectuate the provisions of this Section 2.1(c).

(d)      As of the last day of the calendar month immediately preceding the Effective Time, if the Actual Adjusted Shareholders’ Equity (as defined herein) is less than the Minimum Adjusted Shareholders’ Equity (as defined herein), then the Exchange Ratio shall be reduced by the Exchange Ratio Reduction Amount (as defined herein), and such adjusted ratio shall be referred to herein as the Exchange Ratio thereafter.

(e)         All shares of BOH Stock issued and outstanding immediately prior to the Effective Time that are owned directly by SPFI, BOH or Bank of Houston (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by such parties in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration (as defined herein) or other consideration shall be delivered in exchange therefor (such cancelled shares, “Cancelled Shares”).

Section 2.2         Anti-Dilutive Adjustment.  If the number of shares of SPFI Common Stock or BOH Stock issued and outstanding prior to the Effective Time shall be increased or decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a stock split, reverse stock split, stock combination, stock dividend, reclassification, or similar transaction, or there shall be any extraordinary dividend or distribution with respect to such stock, and the record date therefor shall be prior to the Effective Time, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of BOH Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.3         Dissenting Shares.  Each share of BOH Stock issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of nor consented in writing to the approval of the Merger and who has properly perfected his or her dissenter’s rights of appraisal by following the exact procedure required by Title 1, Chapter 10, Subchapter H of the TBOC, is referred to herein as a “Dissenting Share.”  Notwithstanding any provision of this Agreement to the contrary, each Dissenting Share shall not be converted into or represent the right to receive the Merger Consideration pursuant to this Article II and each holder of Dissenting Shares shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the TBOC.  Each holder of Dissenting Shares shall be entitled to receive the value of such Dissenting Shares held by him or her in accordance with the applicable provisions of the TBOC; provided, such holder complies with the procedures contemplated by and set forth in the applicable provisions of the TBOC.  If any holder of any Dissenting Shares shall effectively withdraw or lose his or her dissenter’s rights of appraisal under the applicable provisions of the TBOC, each such Dissenting Share shall be deemed to have been converted into and to have become exchangeable for only the right to receive the Merger Consideration without any interest thereon in accordance with the provisions of this Article II.

Section 2.4          Deposit of Merger Consideration.  At or before the Effective Time, SPFI shall deposit with or make available to the Exchange Agent (as defined herein) for exchange in accordance with Section 2.5: (a) evidence of shares in book entry form representing the number of shares of SPFI Common Stock sufficient to deliver the Aggregate Stock Consideration and (b) immediately available funds equal to the Aggregate Cash Consideration (together with, to the extent then determinable, any cash payable to holders of Dissenting Shares pursuant to Section 2.3) (collectively, the “Exchange Fund”), and SPFI shall instruct the Exchange Agent to timely deliver the Merger Consideration.

Section 2.5           Delivery of Merger Consideration.

(a)         Within ten (10) Business Days (as defined herein) after the Effective Time and subject to the receipt by Broadridge Corporate Issuer Solutions, LLC (the “Exchange Agent”) of a list of BOH shareholders in a format that is acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of record immediately prior to the Effective Time of certificates (other than with respect to Cancelled Shares and Dissenting Shares) representing shares of BOH Stock (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of BOH Stock), (i) a letter of transmittal (the “Letter of Transmittal”) which (A) shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate) to the Exchange Agent and (B) shall otherwise be substantially in such form and have such other provisions as shall be prescribed by the agreement between the Exchange Agent and SPFI (the “Exchange Agent Agreement”) and (ii) instructions for use in surrendering each Certificate in exchange for the Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Section 2.5(c).

(b)         Within five (5) calendar days after surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, such holder of BOH Stock will be entitled to receive the Per Share Merger Consideration to be issued or paid in consideration therefor in respect of the shares of BOH Stock represented by such holder’s Certificate or Certificates.  Until so surrendered, each Certificate (other than Certificates representing Cancelled Shares, which shall be treated as provided in Section 2.1(c), and Dissenting Shares, which shall be treated as provided in Section 2.3) shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with this Section 2.5, and any dividends or distributions to which such holder is entitled pursuant to this Section 2.5. For shares of BOH Stock held in book entry form, SPFI shall establish procedures, if necessary, for delivery which shall be reasonably acceptable to BOH. For the avoidance of doubt, any holder of shares of BOH Stock held in book entry form shall not be required to deliver an executed Letter of Transmittal to receive the Merger Consideration with respect to such shares held in book-entry form.

(c)      No dividends or other distributions with respect to SPFI Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SPFI Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Section 2.5.  Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Section 2.5, the record holder thereof shall be entitled to receive, without interest, the amount of dividends or other distributions payable with respect to shares of SPFI Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date).

(d)         In the event of a transfer of ownership of a Certificate representing BOH Stock prior to the Effective Time that is not registered in the stock transfer records of BOH, the Per Share Merger Consideration to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such BOH Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes (as defined herein) required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of SPFI and the Exchange Agent that the Tax has been paid or is not applicable.  The Exchange Agent (or, subsequent to the earlier of (x) six (6) months after the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, SPFI) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration otherwise payable pursuant to this Agreement to any holder of BOH Stock such amounts as the Exchange Agent or SPFI, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment.  To the extent the amounts are so withheld by the Exchange Agent or SPFI, as the case may be, and timely paid over to the appropriate Governmental Body (as defined herein), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of BOH Stock in respect of whom such deduction and withholding was made by the Exchange Agent or SPFI, as the case may be.

(e)         After the Effective Time, there shall be no transfers on the stock transfer books of BOH of the shares of BOH Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of BOH Stock that occurred prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented to SPFI, they shall be promptly presented to the Exchange Agent for exchange as provided in this Section 2.5, and shall be cancelled and exchanged for the Per Share Merger Consideration to be issued or paid in consideration therefor in accordance with the procedures set forth in this Section 2.5.

(f)         Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of SPFI Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to SPFI Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of SPFI.

(g)         Any portion of the Exchange Fund that remains unclaimed by the shareholders of BOH at the expiration of six (6) months after the Effective Time shall be paid to SPFI.  In such event, any former shareholders of BOH who have not theretofore complied with the exchange procedures in this Section 2.5 shall thereafter look only to SPFI with respect to the Merger Consideration and any unpaid dividends and distributions on the SPFI Common Stock deliverable in respect of each share represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding the foregoing, none of SPFI, BOH, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of BOH Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)         In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by SPFI or the Exchange Agent, the posting by such person of a bond in such amount as SPFI or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, SPFI or the Exchange Agent, as the case may be, shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration allocable to such Certificate deliverable in respect thereof pursuant to this Agreement.

Section 2.6          Tax Adjustment.  Notwithstanding anything in this Agreement to the contrary, to preserve the status of the Merger as a tax-free reorganization within the meaning of Section 368(a) of the Code, if the value of the Aggregate Stock Consideration based upon the closing price of the SPFI Common Stock as reported on Nasdaq on the trading day immediately preceding the Closing Date would be less than forty percent (40%) of the sum of (i) the Aggregate Cash Consideration, (ii) the Aggregate Stock Consideration, and (iii) any other amounts that would be considered “boot” received by the BOH shareholders for purposes of Section 368(a) of the Code, then the Exchange Ratio will be increased with a corresponding decrease to the Aggregate Cash Consideration so that the Aggregate Stock Consideration is equal to forty percent (40%) of the sum of (i) the Aggregate Stock Consideration, (ii) the Aggregate Cash Consideration, and (iii) any other amounts that would be considered “boot” received by the BOH shareholders for purposes of Section 368(a) of the Code, without changing the aggregate value of the Merger Consideration under Section 2.1(b).

Section 2.7          Withholding.  SPFI and the Exchange Agent, as applicable, will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement (including any Aggregate Cash Consideration) to any person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law, and to collect any necessary Tax forms, including the Internal Revenue Service (“IRS”) Forms W-8 or W-9, as applicable, or any similar information, from a shareholder and any other recipients of payments hereunder.  If SPFI or the Exchange Agent intends to deduct or withhold any Taxes as required by law from any payment made to any holder of BOH Stock in connection with the transactions contemplated hereunder, SPFI or the Exchange Agent, as applicable, shall provide at least three (3) Business Days advance notice of its intent to withhold such amounts and use commercially reasonable efforts to cooperate with such holder of BOH Stock to mitigate, reduce or eliminate such deduction or withholding.  In the event that any amount is so deducted and withheld, such amount will be treated for all purposes of this Agreement as having been paid to the person to whom the payment from which such amount was withheld was made.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF BOH

BOH represents and warrants to SPFI as set forth below.  On the date of this Agreement, BOH delivered to SPFI schedules (the “BOH Disclosure Schedules”) setting forth, among other things, items the disclosure of which are necessary or appropriate (a) in response to an express disclosure requirement contained in a provision hereof, (b) as an exception to one or more representations and warranties contained in this Article III or (c) as an exception to one or more covenants contained in this Agreement.  Disclosure in any section of the BOH Disclosure Schedules shall apply only to the indicated section of this Agreement, except to the extent that it is reasonably apparent on its face that such disclosure is relevant to another section of this Agreement.

Section 3.1           Organization.

(a)         BOH is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas and a bank holding company duly registered under the BHC Act, subject to all laws, rules and regulations applicable to bank holding companies.  Bank of Houston is a Texas state-chartered bank duly formed, validly existing and in good standing under the laws of the State of Texas.  Other than Bank of Houston, BOH has no other Subsidiaries (as defined herein).

(b)        BOH and each of its Subsidiaries has requisite power and authority (including all licenses, registrations, qualifications, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate their respective properties, to engage in the business and activities now conducted by each of them, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect (as defined herein) with respect to BOH and each of its Subsidiaries.  To BOH’s knowledge (as defined herein), no suspension or cancellation of any such necessary license, registration, qualification, franchise, permit or authorization is threatened.

(c)        Bank of Houston is duly authorized to conduct general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate Loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the TDB, and is an insured depository institution as defined in the Federal Deposit Insurance Act.

(d)         True and complete copies of the Organizational Documents of BOH and each Subsidiary, each as amended to date, have been delivered or made available to SPFI.

(e)          Section 3.1(e) of the BOH Disclosure Schedules lists each of the Subsidiaries of BOH and any other Person in which BOH or any of its Subsidiaries own, or have the right to acquire, any ownership interest.  Except as set forth in Section 3.1(e) of the BOH Disclosure Schedules, neither BOH nor any of its Subsidiaries (i) has any Subsidiaries or Affiliates (as defined herein), (ii) is a general partner or owner in any joint venture, general partnership, limited partnership, trust or other non-corporate entity or (iii) knows of any arrangement pursuant to which the capital stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of all shareholders of BOH.

(f)         The deposit accounts of Bank of Houston are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owing as of the date of this Agreement required in connection therewith have been paid by Bank of Houston.

Section 3.2           Capitalization.

(a)          The authorized capital stock of BOH consists of (i) 40,000,000 shares of BOH Stock, 14,334,219 of which are issued and outstanding (including 115,775 shares that are outstanding pursuant to unvested BOH Restricted Stock Awards) and 610,833 of which are held in treasury as of the date hereof, and (ii) 10,000,000 shares of preferred stock, no par value, none of which are issued and outstanding as of the date hereof.  As of the date hereof, there were 301,860 BOH Warrants issued, outstanding and unexercised, and 90,000 BOH SARs issued, outstanding and unexercised. The authorized capital stock of Bank of Houston consists of 20,000 shares of common stock, par value $10.00 per share. All of the issued and outstanding shares of BOH Stock are validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any Person or in violation of any applicable federal or state securities laws.

(b)        BOH owns, either directly or indirectly, all of the issued and outstanding capital stock and other securities of its Subsidiaries.  The outstanding capital stock and other securities of BOH’s Subsidiaries have not been issued in violation of the preemptive rights of any Person or in violation of any applicable federal or state securities laws and are, as applicable, (i) duly authorized, validly issued, fully paid and nonassessable, and (ii) except as set forth on Section 3.2(b) of the BOH Disclosure Schedules, free and clear of any liens, claims, security interests and encumbrances of any kind.  There are no irrevocable proxies with respect to shares of the Subsidiaries and there are no outstanding or authorized subscriptions, options, warrants, calls, rights or other agreements or commitments of any kind restricting the transfer of, requiring the issuance or sale of or otherwise relating to any such shares of capital stock of the Subsidiaries to any Person.

(c)         Section 3.2(c) of the BOH Disclosure Schedules sets forth a true, correct and complete list of all BOH Warrants, BOH Restricted Stock Awards, and the BOH SARs (collectively, the “BOH Equity Awards”) outstanding as of the date hereof specifying, on a holder-by-holder basis, as applicable, (A) the name of each holder, (B) the type of BOH Equity Award and number of shares subject to each such BOH Equity Award, (C) the grant date of each such BOH Equity Award, (D) the vesting schedule for each BOH Equity Award, as applicable, (E) the BOH benefit plan under which such BOH Equity Award was granted, (F) the exercise price for each such BOH Equity Award, as applicable and (G) the expiration date for each such BOH Equity Award, as applicable. Except for the BOH Equity Awards and as set forth in Section 3.2(c) of the BOH Disclosure Schedules, there are no existing options, stock appreciation rights, stock appreciation units, warrants, calls, convertible securities or commitments of any kind obligating BOH to issue any authorized and unissued BOH Stock. No options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which BOH is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of BOH or any of BOH’s Subsidiaries or obligating BOH or any of BOH’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, BOH or any of BOH’s Subsidiaries.

(d)       Except as set forth in Section 3.2(d) of the BOH Disclosure Schedules, BOH does not have any outstanding commitment or obligation, contingent or otherwise, of BOH or any of its Subsidiaries to repurchase, reacquire or redeem any BOH Stock or other BOH securities or to provide funds to or make any investment (in the form of a Loan, capital contribution or otherwise) in any such Subsidiary or any other entity.  Except as set forth in Section 3.2(d) of the BOH Disclosure Schedules, to the knowledge of BOH, there are no voting trusts, voting agreements, buy-sell agreements or other similar arrangements affecting BOH Stock.

(e)        BOH does not have a past practice of paying dividends nor does it pay dividends on BOH Stock in the Ordinary Course of Business.

Section 3.3           Authority; Approvals.

(a)        BOH has the requisite corporate power and authority to execute and deliver this Agreement and any related documents to which it is a party and, subject to receipt of the BOH Shareholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by BOH and, assuming the due authorization, execution and delivery hereof by SPFI, is a duly authorized, valid, legally binding agreement of BOH, enforceable against BOH in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

(b)         The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the board of directors of BOH.  The board of directors of BOH has (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of BOH and its shareholders, (ii) directed that this Agreement be submitted to BOH’s shareholders for approval and adoption and (iii) resolved to recommend to BOH’s shareholders that they approve this Agreement and the transactions contemplated by this Agreement.  Except for the BOH Shareholder Approval (as defined herein), no further corporate proceedings on the part of BOH are necessary for BOH to execute and deliver this Agreement or the related documents to which it is a party and to consummate the transactions contemplated hereby or thereby.

(c)        Section 3.3(c) of the BOH Disclosure Schedules lists all consents, approvals, authorizations, applications, filings, notices, registrations and qualifications of any Governmental Body (as defined herein) that are required to be made or obtained by BOH or any of its Subsidiaries in connection with or for the consummation of the transactions contemplated by this Agreement, including the Merger and the Bank Merger, and any filings by BOH with the SEC or the TDB or under the TBOC or any other applicable law with respect to the change in control of BOH and Bank of Houston or SPFI’s or City Bank’s acquisition of BOH and Bank of Houston (collectively, the “BOH Regulatory Approvals”). Other than federal and state securities laws and the BOH Regulatory Approvals, no consents or approvals of or filings or registrations with any Governmental Body or with any other Person are necessary in connection with the execution and delivery by (i) BOH of this Agreement (and the related documents to which it is a party or the consummation by BOH of the transactions contemplated hereby or thereby), or (ii) Bank of Houston of the Bank Merger Agreement (and the related documents to which it is a party or the consummation by BOH of the transactions contemplated hereby or thereby).

Section 3.4           No Conflicts; Consents.

(a)         Neither the execution and delivery by BOH of this Agreement and the related documents to which it is a party nor the consummation of the transactions contemplated hereby or thereby, nor compliance by BOH with any of the provisions hereof or thereof, will, assuming that the BOH Regulatory Approvals and the BOH Shareholder Approval are duly obtained, (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any lien, charge or encumbrance upon any of the material properties or assets of BOH or any of its Subsidiaries under any of the terms, conditions or provisions of (1) the Organizational Documents of BOH or any of its Subsidiaries or (2) except as set forth in Section 3.4(b) of the BOH Disclosure Schedules, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BOH or any of its Subsidiaries is a party or by which it may be bound, or to which BOH or any of its Subsidiaries or any of the properties or assets of BOH or any of its Subsidiaries may be subject, or (ii) violate any law, statute, code, ordinance, rule, regulation, permit, concession, grant, franchise or any judgment, ruling, order, writ, injunction or decree applicable to BOH or any of its Subsidiaries or any of their respective properties or assets, except, with respect to clause (ii), for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not have or be reasonably likely to have a Material Adverse Effect on BOH or any of its Subsidiaries.

(b)         Except for the BOH Regulatory Approvals, the BOH Shareholder Approval and as set forth in Section 3.4(b) of the BOH Disclosure Schedules (the items so set forth therein collectively, the “Required Consents”), no consent, approval, notice, license, permit, order or authorization of or registration, declaration or filing with any Governmental Body or other third party is required to be obtained or made by BOH or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the related documents to which they are respectively a party and the consummation of the transactions contemplated hereby and thereby.

Section 3.5           Proceedings.

(a)         Neither BOH nor Bank of Houston is, or since December 31, 2022, has been, a party to any, nor are there any pending or, to BOH’s knowledge, threatened, civil, criminal, administrative or regulatory actions, suits, demand letters, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of noncompliance or other proceedings of any nature against BOH or Bank of Houston that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to BOH, or challenge the validity or propriety of the transactions contemplated by this Agreement.

(b)         There is, and since December 31, 2022 has been, no injunction, order, judgment, or decree imposed upon BOH, Bank of Houston, or the assets of BOH or Bank of Houston, and neither BOH nor Bank of Houston has been advised of, or is aware of, the threat of any such action.

Section 3.6           Financial Statements.

(a)       BOH has furnished or made available to SPFI true, correct and complete copies of BOH’s audited consolidated balance sheets as of December 31, 2024, 2023 and 2022, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2024, 2023 and 2022, accompanied by the report thereon of BOH’s independent auditors, and true, correct and complete copies of BOH’s unaudited consolidated balance sheet as of September 30, 2025 (the “BOH Annual Financial Statements”).  BOH has also furnished or made available to SPFI a true, correct and complete copy of the Consolidated Reports of Condition and Income (the “Call Reports”) filed by Bank of Houston as of and for each reporting period during the three (3) years ended December 31, 2024, and for the periods ended March 31, 2025, June 30, 2025, and September 30, 2025.  The BOH Annual Financial Statements and the Call Reports are collectively referred to in this Agreement as the “BOH Financial Statements.”

(b)         The BOH Annual Financial Statements have been prepared from the books and records of BOH and its Subsidiaries and fairly present, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of BOH at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis throughout the periods indicated (subject, in the case of unaudited statements, to notes and normal year-end adjustments that were not material in amount or effect).  The Call Reports fairly present the financial position of Bank of Houston and the results of its operations at the dates and for the periods indicated in compliance with the rules and regulations of applicable federal banking authorities.

(c)         Neither BOH nor any of its Subsidiaries has incurred any material Liabilities (whether accrued, absolute, contingent or otherwise) except for Liabilities (i) fully set forth or provided for in such the BOH Financial Statements, (ii) incurred in the Ordinary Course of Business since December 31, 2024 in amounts consistent with past practice, or (iii) incurred in connection with this Agreement and the related documents to which BOH and its Subsidiaries are a party and the transactions contemplated hereby and thereby, and which are set forth on Section 5.20 of the BOH Disclosure Schedules, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a Liability.

Section 3.7           Compliance with Laws and Regulatory Filings.

(a)         BOH and each of its Subsidiaries have, since December 31, 2022, complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Body relating to BOH or any of its Subsidiaries, including, as applicable, all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Non-deposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act, Regulation X, Flood Disaster Protection Act, Home Owners Equity Protection Act, Right to Financial Privacy Act, Unfair, Deceptive or Abusive Acts or Practices and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer Loans (collectively, “Banking Laws”).  Neither BOH nor any of its Subsidiaries has had nor suspected any material incidents of fraud or defalcation involving BOH or Bank of Houston or any of their respective officers, directors or Affiliates, during the last two (2) years.  To the knowledge of BOH, each of BOH and Bank of Houston has timely and properly filed and maintained all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including wire transfers).  Bank of Houston is designated as an intermediate small bank for purposes of the Community Reinvestment Act and has a Community Reinvestment Act rating of “satisfactory.”

(b)         BOH and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve Board, the FDIC, the TDB or any other Governmental Body having supervisory jurisdiction over BOH and its Subsidiaries, and such reports, registrations and statements as finally amended or corrected, are true and correct in all material respects.  Except for normal examinations conducted by bank regulatory agencies in the Ordinary Course of Business, no Governmental Body has initiated any Proceeding or, to BOH’s knowledge, investigation into the business or operations of BOH or its Subsidiaries.  There is no material unresolved violation, criticism or exception by any bank regulatory agency with respect to any report relating to any examinations of Bank of Houston or BOH.  BOH is “well capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined in 12 C.F.R. § 225.2(s)).  Bank of Houston is “well capitalized” (as that term is defined in 12 C.F.R. §325.103(b)(1)).

(c)         None of BOH, its Subsidiaries or, to the knowledge of BOH, any director, officer, employee, agent or other person acting on behalf of BOH or any of its Subsidiaries has, directly or indirectly, (i) used any funds of BOH or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of BOH or any of its Subsidiaries, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of BOH or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of BOH or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for BOH or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for BOH or any of its Subsidiaries, or is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Section 3.8         Absence of Certain Changes.  Except as set forth in Section 3.8 of the BOH Disclosure Schedules, since December 31, 2024, (a) BOH and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with safe and sound banking practices (except as otherwise required by this Agreement and excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), (b) neither BOH nor any of its Subsidiaries has engaged in the activities proscribed by Section 5.2(b), and (c) no Material Adverse Effect on BOH or Bank of Houston has occurred.

Section 3.9         Investments.  BOH has furnished or made available to SPFI a true, correct and complete list, as of September 30, 2025, of all securities, including municipal bonds, owned by Bank of Houston (the “Securities Portfolio”), designating those held in safekeeping and the holder of such securities.  Except as set forth on Section 3.9 of the BOH Disclosure Schedules, all such securities are carried in accordance with GAAP consistent with applicable guidance issued by applicable regulatory authorities and are owned by Bank of Houston (a) of record, except those held in bearer form, and (b) beneficially, free and clear of all mortgages, liens, pledges and encumbrances.  There is no Person (other than Bank of Houston) in which the ownership interest of BOH, whether held directly or indirectly, equals five percent (5%) or more of the issued and outstanding voting securities of the issuer thereof.  To BOH’s knowledge, there are no voting trusts or other agreements or understandings with respect to the voting of any of the securities in the Securities Portfolio.  Each of BOH and its Subsidiaries employs, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that BOH believes are prudent and reasonable in the context of their respective businesses, and each of BOH and its Subsidiaries has, since December 31, 2019, been in compliance with such policies, practices and procedures in all material respects.

Section 3.10         Loan Portfolio and Allowance for Credit Losses.

(a)       All evidences of indebtedness to which BOH or any of its Subsidiaries is a party as a lender, lessor or creditor (individually a “Loan” and collectively, the “Loans”), including any renewals and extensions of any Loan, were solicited, originated and currently exist in compliance in all material respects with all applicable requirements of federal and state law and regulations promulgated thereunder.  The Loans are adequately documented, and each note evidencing a Loan or credit agreement or security instrument related to a Loan constitutes a valid and binding obligation of the obligor thereunder, and, assuming due authorization, execution and delivery thereof by the obligor, is enforceable in accordance with the terms thereof, except as the enforceability thereof may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights, and all actions necessary to protect any related security interest have been duly taken.  Neither BOH nor any of its Subsidiaries has entered into any oral modifications or amendments or additional agreements related to the Loans that are not reflected in its records.  There is no valid claim or defense to the enforcement of any Loan by BOH and its Subsidiaries and none has been asserted.  BOH has no knowledge of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense with respect to any Loan.  Section 3.10 of the BOH Disclosure Schedules set forth a list of all pledges made by Bank of Houston of Loans in its portfolio.  Neither BOH nor its Subsidiaries has any unwritten or oral understanding to extend Loans or Loan participations.

(b)         Prior to the date hereof, BOH has delivered to SPFI an electronic file containing the Data Tape for each Loan and an unfunded Loan commitment.  The Data Tape is true and complete in all material respects as of the date specified therein.  The Data Tape is an electronic data file with respect to each Loan and unfunded Loan commitment that contains the following information: borrower name, contact details, demographics, loan amount, interest rate, repayment schedule, term, collateral, payment history, outstanding balance, delinquency status, credit scores, credit limits, credit utilization, geography, industry, vintage, and other factors that may influence risk or performance.

(c)        The credit files of BOH and each of its Subsidiaries contain all material information (excluding general, local or national industry, economic or similar conditions) known to BOH or any of its Subsidiaries that is reasonably required to evaluate in accordance with generally prevailing practices in the banking industry the collectability of the Loan portfolio of BOH or any of its Subsidiaries (including Loans that will be outstanding if BOH or such Subsidiary advances funds it is obligated to advance).

(d)       Bank of Houston is not currently engaged in the business of residential mortgage banking.  With respect to any mortgage Loans acquired or originated by Bank of Houston, Bank of Houston has complied with applicable federal, state and local laws, rules and regulations and the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each residential mortgage Loan. No valid right of rescission, setoff, adjustment, counterclaim or defense has been asserted or threatened in writing with respect to any Bank of Houston mortgage Loan.  No obligor under any Bank of Houston mortgage Loan is an individual that was included on the “Specially Designated Nationals and Blocked Persons List” of the Office of Foreign Assets Control at the time of origination.

(e)        To the extent that Bank of Houston has originated or otherwise participated in any program or benefit created or modified by the Coronavirus Aid, Relief, and Economic Security Act, including but not limited to the Paycheck Protection Program (“PPP”), it has done such in good faith and in compliance in all material respects with all laws governing such program, including but not limited to all regulations and guidance issued by the U.S. Small Business Administration (“SBA”) with respect to Loans originated pursuant to or in association with the PPP. Bank of Houston has not originated any Loan under the PPP to any insider, as the term is defined under Regulation O (12 C.F.R. Part 215). Bank of Houston has not received any inquiry by the SBA regarding a request to audit a Loan under the PPP originated by Bank of Houston.

(f)         The allowance for credit losses (the “Allowance”) shown on the BOH Financial Statements as of December 31, 2024 was, and the Allowance to be shown on any financial statements of BOH or Bank of Houston or Consolidated Reports of Condition and Income of Bank of Houston as of any date subsequent to the execution of this Agreement shall be, calculated in accordance with GAAP in all material respects as applied to banking institutions and all applicable rules and regulations, and in the reasonable opinion of management, adequate in all respects to provide for all probable losses, net of recoveries relating to Loans previously charged off, on Loans outstanding (including accrued interest receivable) of BOH or any of its Subsidiaries and other extensions of credit (including letters of credit or commitments to make Loans or extend credit).  BOH has adopted and fully implemented CECL (as defined herein), effective as of January 1, 2023.

Section 3.11         Certain Loans and Related Matters.

(a)         Except as set forth in Section 3.11(a) of the BOH Disclosure Schedules, as of December 31, 2024, neither BOH nor any of its Subsidiaries is a party to any written or oral: (i) Loan agreement, note or borrowing arrangement (other than credit card Loans and other Loans the unpaid balance of which does not exceed $10,000 per Loan) under the terms of which the obligor is sixty (60) calendar days delinquent in payment of principal or interest or in default of any other material provisions as of the date of this Agreement; (ii) Loan agreement, note or borrowing arrangement which has been classified as “substandard,” “doubtful,” “loss,” “other Loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons; or (iii) Loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to BOH or any of its Subsidiaries including those promulgated, interpreted or enforced by any regulatory agency with supervisory jurisdiction over BOH or any of its Subsidiaries.

(b)        Section 3.11(b) of the BOH Disclosure Schedules contains the “watch list of loans” of Bank of Houston (“Watch List”) as of September 30, 2025.  To the knowledge of BOH, there is no other Loan, Loan agreement, note or borrowing arrangement which should be included on the Watch List based on BOH’s or Bank of Houston’s Ordinary Course of Business and safe and sound banking principles.

(c)         No contracts pursuant to which BOH or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.  Each Loan included in a pool of Loans originated, securitized or acquired by BOH or any of its Subsidiaries (a “Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and Loan guaranty certificates) for inclusion in such Pool.  All such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired.  No Pools have been improperly certified, and, except as would not be material to BOH or any of its Subsidiaries, no Loan has been bought out of a Pool without all required approvals of the applicable investors.

Section 3.12      Transactions with Affiliates. Except as set forth in Section 3.12 of the BOH Disclosure Schedules, there are no outstanding amounts payable to or receivable from, or advances by BOH or Bank of Houston to, and neither BOH nor Bank of Houston is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder, or other Affiliate of BOH or Bank of Houston, or to BOH’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with BOH or Bank of Houston and other than deposits held by Bank of Houston in the Ordinary Course of Business. Except as set forth in Section 3.12 of the BOH Disclosure Schedules, neither BOH nor Bank of Houston is a party to any transaction or agreement with any of its respective directors, executive Officers, or other Affiliates other than deposit accounts of those individuals at Bank of Houston. All agreements between BOH and any of its Affiliates comply in all material respects, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board’s Regulation W (12 C.F.R. Part 223).

Section 3.13       Books and Records.  The minute books, stock certificate books and stock transfer ledgers of BOH and each of its Subsidiaries (a) are complete and correct in all material respects, (b) the transactions entered therein represent bona fide transactions, and (c) do not fail to reflect transactions involving the business of BOH or any of its Subsidiaries that properly should have been set forth therein and that have not been  accurately so set forth.

Section 3.14      Fiduciary Responsibilities.  Neither BOH nor any of its Subsidiaries have offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including accounts for which BOH or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser.

Section 3.15         Real Property Owned or Leased.

(a)          Section 3.15(a) of the BOH Disclosure Schedules contains a true, correct and complete list of all real property owned or leased by BOH or its Subsidiaries as of the date of this Agreement, including non-residential other real estate, and the owner or lessee thereof (the “BOH Real Property”).  True and complete copies of all deeds and leases for, or other documentation evidencing ownership of or a leasehold interest in, BOH Real Property, all title insurance policies for BOH Real Property that is owned by BOH or its Subsidiaries, and all mortgages, deeds of trust and security agreements to which such owned BOH Real Property is subject, have been furnished or made available to SPFI.

(b)         No lease or deed with respect to any BOH Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such BOH Real Property pertaining to its current primary purpose.

(c)         None of the buildings and structures located on any BOH Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any BOH Real Property, except those violations and encroachments that do not, individually or in the aggregate, materially adversely affect the value or use and enjoyment of the relevant BOH Real Property.  No condemnation proceeding is pending or, to BOH’s knowledge, threatened, which could reasonably be expected to preclude or materially impair the use of any BOH Real Property in the manner in which it is currently being used.

(d)         BOH or one of its Subsidiaries has good and indefeasible title to, or a valid and enforceable leasehold interest in, all BOH Real Property, and such interest is free and clear of all liens, including Tax liens, charges, imperfections of title or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and for which adequate reserves have been provided in the BOH Financial Statements; and (ii) easements, covenants, restrictions and other matters of record which do not, individually or in the aggregate, materially adversely affect the use and enjoyment of the relevant real property.

(e)         All buildings and other facilities used in the business of BOH and its Subsidiaries are in adequate condition (ordinary wear and tear excepted) and are free from defects which could reasonably be expected to materially interfere with the current or future use of such facilities consistent with past practices.

Section 3.16       Personal Property.  Each of BOH and its Subsidiaries has good title to, or a valid leasehold interest in, all personal property, whether tangible or intangible, used in the conduct of its business (the “BOH Personal Property”), free and clear of all liens, charges, imperfections of title or other encumbrances and except (a) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and for which adequate reserves have been provided in BOH Financial Statements and (b) such other liens, charges imperfections of title and encumbrances as do not, individually or in the aggregate materially adversely affect the use and enjoyment of the relevant BOH Personal Property.  Subject to ordinary wear and tear, the BOH Personal Property, taken as a whole, is in good operating condition and repair and is adequate for the uses to which it is being put.

Section 3.17         Environmental Laws.  BOH and its Subsidiaries and any business owned or operated by any of them, whether or not held in a fiduciary or representative capacity, are and for the last seven (7) years have been in compliance in all material respects with all Environmental Laws (as defined herein) and permits thereunder.  Neither BOH nor any of its Subsidiaries has received written notice of any violation of any Environmental Laws or generated, stored, or disposed of any materials designated as Hazardous Materials (as defined herein), and they are not subject to any claim, lien, charge or other encumbrance against BOH or its Subsidiaries under any Environmental Laws.  No BOH Real Property and, to BOH’s knowledge, no real property owned, operated or leased (including any property acquired by foreclosure or deeded in lieu thereof) by BOH or its Subsidiaries or owned, operated or leased by BOH or its Subsidiaries within the ten (10) years preceding the date of this Agreement, has been designated by a Governmental Body as requiring any environmental investigation, cleanup or response action to comply with Environmental Laws, or, to the knowledge of BOH, has been the site of any release of any Hazardous Materials.  Except as set forth in Section 3.15(a) of the BOH Disclosure Schedules, to BOH’s knowledge, (a) no asbestos was used in the construction of any BOH Real Property (or any improvements thereon), (b) no real property currently or previously owned by BOH or any of its Subsidiaries is, or has been, a heavy industrial site or landfill, (c) there are no underground storage tanks at any properties owned or operated by BOH or any of its Subsidiaries and, (d) no underground storage tanks have been closed or removed from any properties owned or operated by BOH or any of its Subsidiaries.  BOH has made available to SPFI all environmental audits, site assessments, documentation regarding off-site disposal of Hazardous Materials, reports and other material environmental documents related to BOH Real Property, any real property formerly owned or operated by BOH or any of its Subsidiaries or any of their respective predecessors, and any other real property acquired by foreclosure or deeded in lieu thereof, which are in the possession or reasonable control of BOH or any of its Subsidiaries.

Section 3.18         Taxes.

(a)          Each of BOH and its Subsidiaries has duly and timely filed (after giving effect to any extensions of time in which to make such filings) all income and other material Tax Returns (as defined herein) it was required to file with the appropriate Governmental Bodies, including any Tax Returns of any affiliated, consolidated, combined or unitary group of which either BOH or any of its Subsidiaries is or was a member.  All such Tax Returns are true, correct and complete in all material respects.  All income and other material Taxes due and owing by BOH or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid to the appropriate Governmental Bodies.  Neither BOH nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return (excluding automatic extensions obtained in the Ordinary Course of Business).  No written claim has ever been received by BOH or any of its Subsidiaries from a Governmental Body in a jurisdiction where BOH or any of its Subsidiaries, as applicable, does not file Tax Returns that indicated that BOH or any of its Subsidiaries, as applicable, is or may be subject to Tax by that jurisdiction or required to file a Tax Return in that jurisdiction, in each case, which claim is unresolved.

(b)         Each of BOH and its Subsidiaries has collected or withheld and duly paid to the appropriate Governmental Body all income and other material Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.  Each of BOH and its Subsidiaries has complied in all material respects with all information reporting and backup withholding requirements in connection with amounts paid to any employee, independent contractor, creditor or other third party.

(c)         There is no pending action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of BOH or any of its Subsidiaries claimed or raised by any Governmental Body in writing.  No Tax Returns filed with respect to BOH or any of its Subsidiaries for any period occurring during the three (3) most recently completed taxable years (and any other taxable year that remains open under applicable Tax law) have been audited or  are currently the subject of audit.  BOH has made available to SPFI correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by BOH and its Subsidiaries with respect to any period occurring during the three (3) most recently completed taxable years.

(d)         Neither BOH nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)        Neither BOH nor any of its Subsidiaries has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.  Neither BOH nor any of its Subsidiaries has participated in a reportable or listed transaction as defined under Sections 6011, 6111 and 6707A(c) of the Code and Treasury Regulations § 1.6011-4.  Except as set forth in Section 3.18(e) of the BOH Disclosure Schedules, neither BOH nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an Affiliated Group (as defined herein) filing a consolidated federal income Tax Return (other than the Affiliated Group of which BOH is the common parent) or (iii) has any Liability for the Taxes of any Person (other than BOH and its Subsidiaries) under Treasury Regulations § 1.1502‑6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f)          Neither BOH nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(g)         None of BOH, any of its Subsidiaries, SPFI or any Affiliate of SPFI will be required to include any item of income in, and none of BOH, any of its Subsidiaries, SPFI or any Affiliate of SPFI will be required to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any of the following in connection with BOH or any of its Subsidiaries: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election to defer Taxes pursuant to U.S. Pub. L. 116–136, the CARES Act, or any similar state, local, or non-U.S. Tax law or official guidance promulgated in connection with SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks, or related economic dislocation.

(h)      Neither BOH nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock under Sections 355 or 361 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(i)         The unpaid Taxes of BOH and its Subsidiaries (i) did not, as of December 31, 2024, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in BOH Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves any for deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of BOH and its Subsidiaries in filing its Tax Returns. Since December 31, 2024, neither BOH nor its Subsidiaries has incurred any liability for Taxes outside the Ordinary Course of Business or inconsistent with past practice.

(j)         Neither BOH nor any of its Subsidiaries is aware of any fact or circumstance that reasonably could be expected to prevent (i) the Merger or (ii) the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  Neither BOH nor any of its Subsidiaries or Affiliates has taken or agreed to take any action that would prevent or reasonably could be expected to prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k)         There is no limitation on the utilization by BOH or any of its Subsidiaries of its net operating losses, built-in losses, Tax credits or similar items under Sections 382, 383 or 384 of the Code or any similar provision of federal, state, local or non-U.S. Tax law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement).

(l)          Neither BOH nor any of its Subsidiaries has received any letter ruling from the IRS (or any comparable ruling from any other taxing authority).

(m)       BOH and each of its Subsidiaries is in material compliance with all escheat obligations (and other similar obligations).

(n)         BOH has been treated as a C corporation for federal and state income tax purposes at all times since June 22, 2017, and BOH and each of its Subsidiaries will be treated as a C corporation up to and on the Closing Date.

Section 3.19         Contracts and Commitments.

(a)          Except as set forth in Section 3.19(a) of the BOH Disclosure Schedules (the “BOH Contracts”), neither BOH nor any of its Subsidiaries is a party to or bound by any agreement, contract, arrangement, commitment or understanding (whether written or oral, express or implied) or amendment thereto:

(i)         employment, personal services, independent contractor, consulting, change-in-control, retention, or severance contracts or similar arrangements;

(ii)        which would entitle any present or former director, officer, employee or agent of BOH or any of its Subsidiaries to indemnification from BOH or any of its Subsidiaries or imposed on BOH or any of its Subsidiaries indemnification obligations;

(iii)         collective bargaining agreements, memorandums of understanding, or other contracts with any Union (as defined herein);

(iv)      bonus, stock option, restricted stock, stock appreciation, phantom stock, equity or equity-based compensation, deferred compensation arrangement, profit-sharing plan, pension plan, retirement plan, welfare plan or other employee benefit agreement or arrangement;

(v)         which provides that the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vi)          which grants any right of first refusal, right of first offer, or similar right with respect to any material assets or properties of BOH and or its Subsidiaries;

(vii)         requiring a notice of, consent to, waiver of, monetary fee or payment for or otherwise contains a provision relating to, triggered by or contemplating a “change of control”, acquisition, or merger of BOH or any of its Subsidiaries or that would or would reasonably be expected to prevent, delay or impair the consummation of the transactions contemplated by this Agreement;

(viii)        material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

(ix)        contract or commitment for capital expenditures in excess of $15,000 in individually or $25,000 in the aggregate;

(x)          material contract or commitment for the purchase of materials or supplies or for the performance of services over a period of more than sixty (60) calendar days after the date of this Agreement and not terminable upon notice of sixty (60) calendar days or less;

(xi)         which is not terminable on sixty (60) calendar days or less notice and involving the payment of more than $25,000 per annum;

(xii)         contract or option to purchase or sell any real or personal property other than any contract for the purchase or sale of personal property in the Ordinary Course of Business;

(xiii)       contract, agreement or letter with respect to the management or operations of BOH or Bank of Houston imposed by any Governmental Body having supervisory jurisdiction over BOH or Bank of Houston;

(xiv)      note, debenture, agreement, contract or indenture related to the borrowing by BOH or any of its Subsidiaries of money other than those entered into in the Ordinary Course of Business;

(xv)      guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the Ordinary Course of Business;

(xvi)        agreement with or extension of credit to any executive officer or director of BOH or any of its Subsidiaries or holder of ten percent (10%) or more of the issued and outstanding BOH Stock, or any Affiliate of such Person;

(xvii)       agreement with any executive officer or director of BOH or any of its Subsidiaries or holder of ten percent (10%) or more of the issued and outstanding BOH Stock or any Affiliate of such Person, relating to bank owned life insurance (“BOLI”);

(xviii)      lease of real property;

(xix)      containing covenants that limit the ability of BOH or any of its Subsidiaries to compete in any line of business or with any Person, or that involve any restriction on the geographic area in which, or method by which, BOH (including any successor thereof) or any of its Subsidiaries (including any successor thereof) may carry on its business (other than as may be required by law or any Governmental Body);

(xx)        obligating BOH or any of its Subsidiaries (or, after the consummation of the transactions contemplated hereby, SPFI and its Affiliates) to conduct business with any third party on an exclusive or preferential basis, or that grants any person other than BOH or any of its Subsidiaries “most favored nation” status or similar rights;

(xxi)        relating to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(xxii)      providing any rights to investors in BOH or any of its Subsidiaries, including registration, preemptive or antidilution rights or rights to designate members of or observers to the board of directors of BOH or any of its Subsidiaries;

(xxiii)     any data processing or other electronic banking services agreement or contract which may not be terminated without payment or penalty upon notice of thirty (30) calendar days or less;

(xxiv)      pursuant to which BOH or any of its Subsidiaries may become obligated to invest in or contribute capital to any Person;

(xxv)      any agreement between Bank of Houston, on the one hand, and a Person listed on Section 3.1(e) of the BOH Disclosure Schedules, on the other hand; or

(xxvi)    any contract, other than the foregoing, with payments aggregating $25,000 or more not made in the Ordinary Course of Business.

(b)         Each BOH Contract is legal, valid and binding on BOH or its Subsidiaries, as the case may be, and to the knowledge of BOH, the other parties thereto, and is enforceable by BOH or its Subsidiaries, as the case may be, in accordance with its terms (subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles).  Each of BOH and its Subsidiaries has performed in all material respects all obligations required to be performed by it to date under each BOH Contract and there are no existing material defaults by BOH or its Subsidiary, as the case may be, or, to the knowledge of BOH, the other party thereunder and, to the knowledge of BOH, there are no allegations or assertions of such by any party under such BOH Contract or any events that with notice, lapse of time or the happening or occurrence of any other event would be reasonably likely to constitute a default thereunder.  A true and complete copy of each BOH Contract has been delivered or made available to SPFI.

Section 3.20         Financial Institution Bonds and Insurance.

(a)        A true, correct and complete list of all financial institution bonds (or comparable coverage) and insurance policies (including any BOLI) owned or held by or on behalf of BOH or any of its Subsidiaries (other than credit-life policies), including the insurer, policy numbers, limits or amount of coverage, deductible, type of insurance, effective and termination dates and any paid or pending claims thereunder, is set forth in Section 3.20(a) of the BOH Disclosure Schedules.

(b)         All policies of general liability, property, auto, theft, life, fire, workers’ compensation, health, fidelity, directors and officers liability, employment practices liability, bankers professional liability, fiduciary liability, business interruption, cyber, mortgage errors and omissions, employee benefits liability, excess and umbrella liability, bank card protector, and other forms of insurance owned or held by BOH or any of its Subsidiaries (i) are in full force and effect and all premiums that are due and payable with respect thereto are currently paid; (ii) are sufficient for compliance with all requirements of applicable laws and all agreements to which BOH or such Subsidiary is a party; (iii) are usual and customary as to amount, scope and type of risk insured for the business conducted by BOH and its Subsidiaries; (iv) are valid, outstanding and enforceable policies (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies); and (v) will remain in full force and effect through the Effective Time, subject to normal renewal policies and procedures, including the payment of premiums.  To the knowledge of BOH, no insurer under any such policy or bond has canceled or indicated to BOH or any of its Subsidiaries an intention to cancel or not to renew any such policy or bond effective at any time prior to the Effective Time or generally disclaimed liability thereunder.  Neither BOH nor any of its Subsidiaries is in default under any such policy or bond, and all material claims thereunder have been filed.  Neither BOH nor any of its Subsidiaries has been denied or had revoked or rescinded any policy of insurance during the last three (3) fiscal years.

Section 3.21       Regulatory Actions and Approvals.  There are no Proceedings pending or, to the knowledge of BOH, threatened, against BOH or any of its Subsidiaries by or before any Governmental Body or arbitrator having jurisdiction over BOH or any of its Subsidiaries. Neither BOH nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Body that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations (each, a “BOH Regulatory Agreement”), nor has BOH or any of its Subsidiaries been advised in writing, or to the knowledge of BOH orally, by any Governmental Body that it is considering issuing, initiating, ordering, or requesting any such BOH Regulatory Agreement.  Neither BOH nor any of its Subsidiaries knows of any fact or circumstance relating to it that would materially impede or delay receipt of any BOH Regulatory Approvals, the Merger, the Bank Merger or the other transactions contemplated by this Agreement, nor does BOH or any of its Subsidiaries have any reason to believe that it will not be able to obtain all BOH Regulatory Approvals.

Section 3.22         Employee Matters.

(a)        BOH has provided or made available to SPFI a list of all current employees of BOH or any of its Subsidiaries (including, without limitation, those individuals for whom BOH or any of its Subsidiaries is a joint employer) as of the date of this Agreement, including any such employee who is on a leave of absence of any nature, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current base compensation rate; (v) bonus or other incentive-based compensation paid in the prior calendar year; (vi) exempt or non-exempt classification under the Fair Labor Standards Act; and (vii) payrolling entity.  As of the Closing Date, all compensation payable to all employees of BOH and its Subsidiaries for services performed on or prior to the Closing Date shall have been paid in full (or accrued in full on BOH’s interim financial statements).

(b)         BOH has provided or made available to SPFI a list of all individuals who, as of the date of this Agreement, are parties to an independent contract or consulting agreement directly with BOH or its Subsidiaries, and for each such individual the following information: (i) name; (ii) compensation rate; (iii) contract expiration date and terms; and (iv) a brief description of services provided.  As of the Closing Date, all compensation payable to all independent contractors and consultants of BOH and its Subsidiaries for services performed on or prior to the Closing Date shall have been paid in full (or accrued in full on BOH’s interim financial statements) and there are no outstanding agreements, understandings or commitments of BOH or its Subsidiaries with respect to any such compensation.

(c)         Neither BOH nor any of its Subsidiaries is, nor has been, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a Union, and there is not, and has not been, any Union representing nor, to BOH’s knowledge, purporting to represent any employee of BOH or its Subsidiaries.  Neither BOH nor any of its Subsidiaries has a duty to bargain with any Union.  As of the date of this Agreement, there is not any unfair labor practice charge or complaint or any other Proceedings pending before the National Labor Relations Board or any other Governmental Body having jurisdiction thereof and, to BOH’s knowledge, no such complaint has been threatened.  Neither BOH nor any of its Subsidiaries has received any written notice concerning, and, to BOH’s knowledge, there are not and have never been, any activities or proceedings of any Union (or representatives thereof) to organize any employees of BOH or its Subsidiaries, or of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any employees of BOH or its Subsidiaries.

(d)        BOH and its Subsidiaries have complied in all material respects with all labor and employment laws, including, without limitation, any provisions thereof relating to wages, hours, workplace discrimination, collective bargaining and the payment of workman’s compensation insurance and social security and similar Taxes, and, to the knowledge of BOH, no person has asserted to BOH or any of its Subsidiaries that BOH or any of its Subsidiaries is liable for any arrearages of wages, workman’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing.  There are no Proceedings pending, or to BOH’s knowledge, threatened against BOH or any of its Subsidiaries with respect to allegations of a violation of any labor or employment law, and BOH has no knowledge of any basis on which any such Proceedings could be brought.

(e)         Neither BOH nor any of its Subsidiaries has implemented, and does not intend to implement, any plant closing or layoff of employees that could implicate the WARN Act (as defined herein).

Section 3.23         Compensation and Employee Benefit Plans.

(a)        Section 3.23(a) of the BOH Disclosure Schedules lists all Employee Benefit Plans (i)  that are sponsored or maintained by BOH or its Subsidiaries and providing benefits or compensation to any current or former employees, directors, consultants or other service providers of BOH and its Subsidiaries or (ii) to which BOH or its Subsidiaries contributes or is obligated to contribute on behalf of current or former employees, directors, consultants or other service providers of BOH or its Subsidiaries, including any such Employe Benefit Plan maintained by a third-party professional employer organization (a “PEO”) (the latter shall be referred to as a “PEO Employee Plan”, and collectively, the “PEO Employee Plans”, and all other such Employee Benefit Plans shall be referred to herein as a “BOH Employee Plan”, and collectively, the “BOH Employee Plans”).  Section 3.23(a) of the BOH Disclosure Schedules also lists each Employee Benefit Plan with respect to which BOH or its Subsidiaries has any Liability, including Liability arising from an Employee Benefit Plan maintained or contributed to by an ERISA Affiliate.  There are no pending or, to the knowledge of BOH, threatened, Proceedings, audits or other claims (except routine claims for benefits) relating to any BOH Employee Plan or any PEO Employee Plans to which BOH has, or could have, Liability.  All BOH Employee Plans have been administered in all material respects in compliance with their terms and with all applicable requirements of ERISA, the Code and other applicable laws.  To the knowledge of BOH, there has occurred no nonexempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to BOH Employee Plans. All contributions, premiums or other payments required by law or by any BOH Employee Plan have been made or accrued by the due date thereof.

(b)        Neither BOH nor any of its Subsidiaries has any Liabilities for post-retirement or post-employment health benefits under any BOH Employee Plan, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code, or similar state laws, the cost of which is borne by the insured individuals.  Each BOH Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received or is the subject of a favorable determination, opinion, or advisory letter from the IRS and, to the knowledge of BOH, no event or circumstance has occurred that would disqualify any such BOH Employee Plan.  BOH has provided or made available copies of (i) each BOH Employee Plan, including all amendments thereto, (ii) the most recent summary plan descriptions of each BOH Employee Plan together with each summary of material modification required under ERISA with respect to such BOH Employee Plan, (iii) all determination, opinion or advisory letters from the IRS with respect to any BOH Employee Plan that is intended to qualify under Section 401(a) of the Code, (iv) each trust agreement, insurance policy or other instrument relating to the funding or administration of any BOH Employee Plan, (v) the three (3) most recent annual reports (Form 5500 series) and accompanying schedules and audited financial statements (to the extent required by ERISA) filed with the IRS or the U.S. Department of Labor with respect to each Employee Benefit Plan, and (vi) all material written correspondence received from the IRS, Pension Benefit Guaranty Corporation, the U.S. Department of Labor or any other Governmental Entity relating to each BOH Employee Plan.

(c)         BOH and its ERISA Affiliates have complied with the continuation coverage requirements of Section 601 et. seq. of ERISA and section 4980B of the Code, as well as the requirements of the Health Insurance Portability and Accountability Act of 1996, and the rules and regulations promulgated thereunder, and the Patient Protection and Affordable Care Act of 2010, and the rules and regulations promulgated thereunder. To the knowledge of BOH, no event or circumstance exists that could reasonably be expected to result in a Tax, penalty or other Liability under Code sections 4980B, 4980D, 4980G, 4980H or 5000.

(d)        Neither BOH nor any of its ERISA Affiliates has any Liability with respect to a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plans”).  Neither BOH nor any of its ERISA Affiliates has ever contributed to or been obligated to contribute to any Multiemployer Plan, and neither BOH nor any of its ERISA Affiliates has incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full.  Neither BOH nor any of its ERISA Affiliates sponsors, maintains or contributes to any Employee Benefit Plan that is subject to Section 412 of the Code or Title IV of ERISA, and neither BOH nor any of its ERISA Affiliates has ever sponsored, maintained, contributed to or been obligated to contribute to any plan subject to Section 412 of the Code or Title IV of ERISA.

(e)         There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability of BOH or any of its Subsidiaries now or following the Closing. There are no Proceedings pending or threatened against or with respect to any BOH Employee Plan that would reasonably be expected to result in Liability to BOH or any of its ERISA Affiliates.

(f)        Except as set forth in Section 3.23(f) of the BOH Disclosure Schedules, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (where such other event by itself would not result in such consequence), (i) entitle any current or former employee, director, officer, consultant or other service provider of BOH or any of its Subsidiaries to severance pay, retention bonuses, parachute payments, noncompetition payments, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former employee, director, officer, consultant or other service provider of BOH or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefits or otherwise), (iii) cause BOH to transfer or set aside any assets to fund any benefits under any BOH Employee Plan, or (iv) limit or restrict the right to amend, terminate, or transfer the assets of any BOH Employee Plan on or following the Effective Time.  Section 3.23(f) of the BOH Disclosure Schedule sets forth the amounts that, as of the date of this Agreement, have been, and as of the Closing Date, will be, accrued pursuant to any such severance, noncompetition, retention or bonus arrangements in accordance with GAAP on BOH’s consolidated balance sheet.  There is no contract, agreement, plan or other arrangement covering any service provider or former service provider of BOH or any of its Subsidiaries that, individually or in the aggregate, could give rise to the payment by BOH or any of its Subsidiaries of any amount that would not be deductible pursuant to the terms of Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law).

(g)        Section 3.23(g) of the BOH Disclosure Schedules lists each Person who (i) as of the Closing Date, could be reasonably expected to be a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) with respect to BOH or any of its Subsidiaries and (ii) who could reasonably be expected to receive an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(h)         Except as set forth in Section 3.23(h) of the BOH Disclosure Schedules, neither BOH nor any of its Subsidiaries is a party to or bound by any plan or agreement under which compensatory equity awards, including any arrangements awarding stock options, stock appreciation rights, stock appreciation units, restricted stock, deferred stock, phantom stock or any other equity or equity-based compensation, may be granted to any employee, director or other service provider of BOH or any of its ERISA Affiliates.

(i)        Neither BOH nor any of its Subsidiaries has an obligation to gross-up or indemnify any Person for any Taxes, penalties, interest or other liabilities under any BOH Employee Plan, including under Sections 409A and 4999 of the Code.

Section 3.24         Deferred Compensation and Salary Continuation Arrangements.

(a)      Section 3.24(a) of the BOH Disclosure Schedules contains a list of all nonqualified deferred compensation arrangements of BOH or any of its Subsidiaries, including (i) the terms under which the cash value of any life insurance purchased in connection with any such arrangement can be realized and (ii) the amount of all accrued benefits due to each participant under any such arrangement, which amounts have been, as of the date of this Agreement, and will be, as of the Closing Date, accrued in accordance with GAAP on BOH’s consolidated balance sheet. To the knowledge of BOH, each nonqualified deferred compensation arrangement satisfies the requirements of Section 409A of the Code, to the extent applicable, in form and operation.

(b)         Section 3.24(b) of the BOH Disclosure Schedules contains a list of all salary continuation arrangements of BOH or any of its Subsidiaries, including (i) the terms under which the cash value of any life insurance purchased in connection with any such arrangement can be realized and (ii) the amount of all accrued benefits due to each participant under any such arrangement, which amounts have been, as of the date of this Agreement, and will be, as of the Closing Date, accrued in accordance with GAAP on BOH’s consolidated balance sheet.

Section 3.25       Internal Controls.  BOH and each of its Subsidiaries maintains accurate books and records reflecting its material assets and material liabilities in all material respects and maintains proper and adequate internal accounting controls that provide reasonable assurance that (a) all material transactions are executed with management’s authorization; (b) all material transactions are recorded as necessary to permit preparation of the consolidated financial statements of BOH and to maintain accountability for BOH’s consolidated assets; (c) access to BOH’s material assets is permitted only in accordance with management’s authorization; (d) the reporting of BOH’s material assets is compared with existing assets at regular intervals; and (e) extensions of material credit and other receivables are recorded accurately, and reasonably proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  Neither BOH’s nor any of its Subsidiary’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of BOH, its Subsidiaries or their accountants, vendors and consultants, except as would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in the preceding sentence.

Section 3.26         Derivative Contracts.  Neither BOH nor any of its Subsidiaries is a party to nor has agreed to enter into an exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in BOH Financial Statements which is a financial derivative contract (including various combinations thereof).

Section 3.27         Deposits.  Except as set forth in Section 3.27 of the BOH Disclosure Schedules, no deposit of Bank of Houston is a “brokered” deposit (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the Ordinary Course of Business). Section 3.27 of the BOH Disclosure Schedules lists all sources of wholesale funding of Bank of Houston and the amount of such funding as of November 28, 2025.

Section 3.28         Intellectual Property; Privacy.

(a)         Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BOH: (a)(i) BOH and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any liens), all Intellectual Property used in or otherwise necessary for the conduct of its business as currently conducted, (ii) to the knowledge of BOH, neither BOH nor any of its Subsidiaries have, since December 31, 2022, infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any other person’s rights in Intellectual Property, or violated or breached any applicable license pursuant to which BOH or any of its Subsidiaries acquired the right to use any Intellectual Property and (iii) no person has asserted in writing to BOH or any of its Subsidiaries within the past six years that BOH or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person; (b) to the knowledge of BOH, no person is challenging, infringing on or otherwise violating, any right of BOH or any of its Subsidiaries with respect to any Intellectual Property owned by BOH or its Subsidiaries; (c) neither BOH nor any of its Subsidiaries have received any written notice of any pending claim challenging any Intellectual Property owned by BOH or any of its Subsidiaries (including with respect to the ownership, abandonment, cancellation or enforceability thereof); and (d) BOH and its Subsidiaries have used reasonable best efforts to safeguard its and their material trade secrets and other confidential information, and avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned by BOH and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means any and all intellectual property or proprietary rights of any kind arising in any jurisdiction, including in or with respect to any and all: trademarks, service marks, brand names, internet domain names, social media identifiers and accounts, corporate names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; data and database rights; computer software (including source code, object code, firmware, operating systems and specifications); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.  Following the Closing, the Surviving Corporation and its Subsidiaries will have all of the rights of BOH and its Subsidiaries with respect to the Intellectual Property to the same extent that BOH and its Subsidiaries have immediately prior to the Closing.

(b)         Neither BOH nor any of its Subsidiaries is engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition.  Neither the execution, delivery or performance of this Agreement or the related documents nor the consummation of the transactions contemplated hereby or thereby will in any way impair the right of BOH or any of its Subsidiaries or the Surviving Corporation to use, sell, license or dispose of, or to bring any action for the infringement of, the Intellectual Property.

(c)         (i) The computer, information technology and data processing systems, facilities and services used by BOH and each of its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are reasonably sufficient for the conduct of the respective businesses of BOH and each of its Subsidiaries as currently conducted and (ii) the Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the respective businesses of BOH and each of its Subsidiaries as currently conducted.  To BOH’s knowledge, no third party or representative has gained unauthorized access to any Systems owned or controlled by BOH or its Subsidiaries, and BOH and each of its Subsidiaries has taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials.  BOH and each of its Subsidiaries has implemented backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably maintain the operation of the respective businesses of BOH and each of its Subsidiaries in all material respects.  BOH and each of its Subsidiaries has implemented and maintained commercially reasonable measures and procedures designed to reasonably mitigate the risks of cybersecurity breaches and attacks.

Section 3.29        Shareholders’ List.  Section 3.29 of the BOH Disclosure Schedules contains a true, correct and complete list of the record holders of shares of BOH Stock as of a date within ten (10) Business Days prior to the date of this Agreement, containing their names, addresses according to the books and records of BOH, and number of shares held of record, which shareholders’ list is in all respects, accurate as of such date and shall be updated not more than five (5) Business Days prior to Closing.

Section 3.30        SEC Status; Securities Issuances.  BOH is not subject to the registration provisions of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor the rules and regulations of the SEC promulgated under Section 12 of the Exchange Act, other than anti-fraud provisions of such act.  All issuances of securities by BOH and any of its Subsidiaries have been registered under the Securities Act of 1933, as amended (the “Securities Act”), applicable state securities laws, and all other applicable laws or were exempt from any such registration requirements.

Section 3.31        Dissenting Shareholders.  BOH has no knowledge of any plan or intention on the part of any shareholder of BOH to make written demand for payment of the fair value of such holder’s shares of BOH Stock in the manner provided in Section 2.3.

Section 3.32       Takeover Laws.  This Agreement and the Merger contemplated hereby are not subject to the requirements of any “moratorium,” “control stock,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of any state applicable to BOH.

Section 3.33     Brokers, Finders and Financial Advisors.  Section 3.33 of the BOH Disclosure Schedules sets forth fees or commissions payable by BOH to any broker, finder, financial advisor or investment banker in connection with this Agreement and the transactions contemplated hereby (collectively, the “BOH Advisory Fees”).  Other than the BOH Advisory Fees, none of BOH, any of its Subsidiaries or, any of their respective officers, directors or employees have employed any broker, finder, financial advisor or investment banker or incurred any Liability for any brokerage, financial advisory, investment banking or other similar fees or commissions that would be payable by BOH or its Subsidiaries in connection with this Agreement and the transactions contemplated hereby.

Section 3.34        Fairness Opinion.  Prior to the execution of this Agreement, BOH has received a written opinion from Hillworth Bank Partners, dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of this Agreement, the Merger Consideration to be received by the shareholders of BOH pursuant to this Agreement is fair, from a financial point of view, to such shareholders.  Such opinion has not been amended or rescinded.

Section 3.35         Bank Owned Life Insurance.  Section 3.35 of the BOH Disclosure Schedules contains a true, correct and complete description of all BOLI owned by Bank of Houston, including the cash surrender value of the BOLI as of December 31, 2024, March 31, 2025, June 30, 2025 and September 30, 2025.  Each BOLI policy has been made available in the virtual data room maintained by BOH’s financial advisor.  Bank of Houston has taken all actions necessary to comply with applicable law in connection with the purchase and maintenance of BOLI.  The cash surrender value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the BOH Financial Statements in accordance with GAAP.  All BOLI set forth on Section 3.35 of the BOH Disclosure Schedules is owned solely by Bank of Houston, no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and, except as set forth on Section 3.35 of the BOH Disclosure Schedules, there are no split dollar or similar benefit plans, programs or arrangements with Bank of Houston.  Bank of Houston has no outstanding borrowings secured in whole or part by its BOLI.

Section 3.36         No Other Representations and Warranties.  Except for the representations and warranties made by BOH in this Article III or in any certificate delivered with respect thereto, and as qualified by the BOH Disclosure Schedules (and any updates thereto), BOH does not make any express or implied representation or warranty with respect to BOH or any of its Affiliates or Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and BOH hereby disclaims any such other representations or warranties. BOH acknowledges and agrees that SPFI has not made or is making any express or implied representation or warranty other than those contained in Article IV or in any certificate delivered with respect thereto.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF SPFI

SPFI represents and warrants to BOH as set forth below.  On the date of this Agreement, SPFI delivered to BOH schedules (the “SPFI Disclosure Schedules”) setting forth, among other things, items the disclosure of which are necessary or appropriate (a) in response to an express disclosure requirement contained in a provision hereof, (b) as an exception to one or more representations and warranties contained in this Article IV or (c) as an exception to one or more covenants contained in this Agreement.  Disclosure in any section of the SPFI Disclosure Schedules shall apply only to the indicated section of this Agreement, except to the extent that it is reasonably apparent on its face that such disclosure is relevant to another section of this Agreement.  The representations and warranties set forth below are further qualified by SPFI’s Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 7, 2025 with the SEC, SPFI’s Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders of SPFI, filed on April 9, 2025 with the SEC, and any Current Reports on Form 8-K filed prior to the date of this Agreement with respect to events occurring since December 31, 2024 (collectively, “SPFI SEC Reports”) (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

Section 4.1           Organization.

(a)          SPFI is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and a bank holding company duly registered under the BHC Act, subject to all laws, rules and regulations applicable to bank holding companies.  City Bank is a Texas state-chartered bank duly organized, validly existing and in good standing under the laws of the State of Texas.

(b)        SPFI and City Bank have full power and authority (including all licenses, registrations, qualifications, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate their properties, to engage in the business and activities now conducted by them and to enter into this Agreement, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on SPFI.  SPFI engages only in activities (and holds properties only of the types) permitted to financial holding companies by the BHC Act, and the rules and regulations promulgated thereunder.

(c)        City Bank (i) is duly authorized to conduct a general banking business, embracing all usual deposit functions of commercial banks as well as commercial, industrial and real estate Loans, installment credits, collections and safe deposit facilities subject to the supervision of the FDIC and the TDB, and (ii) is an insured depository institution as defined in the Federal Deposit Insurance Act. The deposit accounts of City Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owing as of the date of this Agreement required in connection therewith have been paid by City Bank.

Section 4.2           Capitalization.

(a)         The authorized capital stock of SPFI consists of 30,000,000 shares of SPFI Common Stock, par value $1.00 per share, 16,247,839 shares of which are outstanding as of the date hereof, and 1,000,000 shares of preferred stock, par value $1.00 per share, none of which are issued and outstanding as of the date of this Agreement.  As of the date hereof, there are 1,154,673 options issued, outstanding and unexercised to purchase shares of SPFI Common Stock.  SPFI owns all of the issued and outstanding shares of common stock, par value $10.00 per share, of City Bank (“City Bank Stock”).  All of the issued and outstanding shares of SPFI Common Stock and City Bank Stock are validly issued, fully paid and nonassessable, have been issued in compliance with and not in violation of any applicable federal or state laws, and have not been issued in violation of the preemptive rights of any Person.

(b)        At the Effective Time, the shares of SPFI Common Stock issued pursuant to the Merger in accordance with this Agreement will be duly authorized, validly issued, fully paid and nonassessable, and will not be issued in violation of any preemptive rights or any applicable federal or state laws.

Section 4.3           Authority; Approvals.

(a)       SPFI has the requisite corporate power and authority to execute and deliver this Agreement and any related documents to which it is a party and perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by SPFI and is a duly authorized, valid, legally binding agreement of SPFI enforceable against SPFI in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

(b)         The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the board of directors of SPFI.  No further corporate proceedings on the part of SPFI are necessary to execute and deliver this Agreement or the related documents and to consummate the transactions contemplated hereby or thereby.

(c)      Section 4.3(c) of the SPFI Disclosure Schedules lists all governmental and any other consents, approvals, authorizations, applications, filings, notices, registrations and qualifications that are required to be made or obtained by SPFI or any of its Subsidiaries in connection with or for the consummation of the transactions contemplated by this Agreement, including the Merger and the Bank Merger (collectively, the “SPFI Regulatory Approvals” and together with the BOH Regulatory Approvals, the “Regulatory Approvals”).  Other than the federal and state securities filings, including the Registration Statement on Form S-4, to be filed with the SEC under the Securities Act (the “Registration Statement”), and the SPFI Regulatory Approvals, no consents or approvals of or filings or registrations with any Governmental Body or with any other Person are necessary in connection with the execution and delivery by (i) SPFI of this Agreement, or (ii) City Bank of the Bank Merger Agreement.

Section 4.4          No Conflicts; Consents.  Neither the execution and delivery by SPFI of this Agreement and the related documents nor the consummation of the transactions contemplated hereby or thereby, nor compliance by SPFI with any of the provisions hereof or thereof, will (a) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or result in the loss of any benefit or creation of any right on the part of any third party under, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any lien, charge or encumbrance upon any of the material properties or assets of SPFI or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the Organizational Documents of SPFI or any of its Subsidiaries or (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which SPFI or any of its Subsidiaries is a party or by which it may be bound, or to which SPFI or any of its Subsidiaries or any of the properties or assets of SPFI or any of its Subsidiaries may be subject, or (b) assuming that the SPFI Regulatory Approvals are duly obtained, violate any law, statute, code, ordinance, rule, regulation, permit, concession, grant, franchise or any judgment, ruling, order, writ, injunction or decree applicable to SPFI or any of its Subsidiaries or any of their respective properties or assets, except, with respect to clause (ii), for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not have or be reasonably likely to have a Material Adverse Effect on SPFI.

Section 4.5        Proceedings.  There are no Proceedings pending or, to SPFI’s knowledge, threatened against SPFI or any of its Subsidiaries, and SPFI has no knowledge of any basis on which any such Proceedings could be brought which could reasonably be expected to result in a Material Adverse Effect on SPFI or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby.  Neither SPFI nor City Bank is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any arbitrator or Governmental Body.

Section 4.6           Financial Statements.

(a)          SPFI has furnished or made available to BOH true and complete copies of its Annual Report on Form 10-K as filed with the SEC on March 7, 2025, which contains SPFI’s audited consolidated balance sheet (which includes the allowance for credit losses) as of December 31, 2024, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2024 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the quarter ended September 30, 2025 (the “SPFI Financial Statements”).

(b)         The SPFI Financial Statements have been prepared from the books and records of SPFI and its Subsidiaries and fairly present, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of SPFI at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis throughout the periods indicated.

(c)         Neither SPFI nor any of its Subsidiaries has incurred any material Liabilities (whether accrued, absolute, contingent or otherwise) except for Liabilities: (i) fully set forth or provided for in the SPFI Financial Statements, (ii) incurred in the ordinary course of business since December 31, 2024, or (iii) incurred in connection with this Agreement and the related documents to which SPFI and its Subsidiaries are a party and the transactions contemplated hereby and thereby.

(d)        SPFI and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of SPFI and its Subsidiaries are being made only in accordance with authorizations of management and the board of directors of SPFI, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of SPFI’s and its Subsidiaries’ assets that could have a material effect on SPFI’s financial statements.

(e)         SPFI’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by SPFI in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to SPFI’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of SPFI required under the Exchange Act with respect to such reports.  SPFI has disclosed, based on its most recent evaluation of its disclosure controls and procedures prior to the date of this Agreement, to SPFI’s auditors and the audit committee of the board of directors of SPFI (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect SPFI’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in SPFI’s internal controls over financial reporting.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

Section 4.7           Compliance with Laws and Regulatory Filings.

(a)          SPFI and City Bank have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Body relating to SPFI or City Bank, including all Banking Laws and Environmental Laws.  SPFI and City Bank have neither had nor suspected any material incidents of fraud or defalcation involving SPFI, City Bank or any of their respective officers, directors or Affiliates during the last two (2) years.  Each of SPFI and City Bank has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has systems customarily used by financial institutions of a similar size to City Bank that are designed to properly monitor transaction activity (including wire transfers).  City Bank has a Community Reinvestment Act rating of “satisfactory.”

(b)         SPFI and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve Board, the FDIC, the TDB, or any other Governmental Body having supervisory jurisdiction over SPFI and its Subsidiaries, and such reports, registrations and statements as finally amended or corrected, are true and correct in all material respects.  Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no Governmental Body has initiated any Proceeding or, to SPFI’s knowledge, any investigation into the business or operations of SPFI or its Subsidiaries.  There is no material unresolved violation, criticism or exception by any bank regulatory agency with respect to any report relating to any examinations of SPFI or City Bank.  SPFI is “well capitalized” (as that term is defined in 12 C.F.R. § 225.2(r)) and “well managed” (as that term is defined in 12 C.F.R. § 225.2(s)).  City Bank is “well capitalized” (as that term is defined in 12 C.F.R. §325.103(b)(1)).

(c)         There are no Proceedings pending or, to the knowledge of SPFI, threatened, against SPFI or any of its Subsidiaries by or before any Governmental Body or arbitrator having jurisdiction over SPFI or any of its Subsidiaries.  Neither SPFI nor any of its Subsidiaries is subject to a formal or informal agreement, memorandum of understanding, enforcement action with, or any type of financial assistance by, any Governmental Body or arbitrator having jurisdiction over it.  SPFI has no knowledge of any fact or circumstance relating to SPFI or any of its Subsidiaries that would materially impede or delay receipt of any required regulatory approval of the Merger or the other transactions contemplated by this Agreement, including the Bank Merger, nor does SPFI have any reason to believe that it will not be able to obtain all requisite regulatory and other approvals or consents which it is required to obtain in a timely manner in order to consummate the Merger and the Bank Merger.

Section 4.8           SEC Reports.

(a)        SPFI has timely filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC pursuant to the Exchange Act since December 31, 2021.  As of their respective dates (or if amended, as of the date so amended), each of such reports and statements (i) complied in all material respects as to form with the applicable requirements under the Exchange Act and (ii) were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and such reports did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)         SPFI is in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that has not had and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SPFI.

Section 4.9          Absence of Certain Changes.  Except as set forth in Section 4.9 of the SPFI Disclosure Schedules, since December 31, 2024, (a) SPFI and City Bank have conducted their respective businesses in the ordinary and usual course consistent with safe and sound banking practices (except as otherwise required by this Agreement and excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (b) no Material Adverse Effect on SPFI or City Bank has occurred.

Section 4.10         Taxes.

(a)        Subject to applicable extension periods, SPFI and its Subsidiaries have duly and timely filed all income and other material Tax Returns that each was required to file with the appropriate Governmental Bodies, including any Tax Returns of any affiliated, consolidated, combined or unitary group of which either SPFI or any of its Subsidiaries is or was a member.  All such Tax Returns are true, correct and complete in all material respects.  All income and other material Taxes due and owing by SPFI or any of its Subsidiaries and any affiliated, consolidated, combined or unitary group of which either SPFI or any of its Subsidiaries is or was a member (whether or not shown on any Tax Return) have been paid to the appropriate Governmental Bodies.  Neither SPFI nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return (excluding automatic extensions obtained in the ordinary course of business).  No written claim has ever been received by SPFI or any of its Subsidiaries from a Governmental Body in a jurisdiction where SPFI or any of its Subsidiaries, as applicable, does not file Tax Returns that indicates that SPFI or any of its Subsidiaries, as applicable, is or may be subject to taxation by that jurisdiction or required to file a Tax Return in that jurisdiction, in each case, which claim is unresolved.  There are no Security Interests on any of the assets of SPFI or any of its Subsidiaries that arose in connection with any failure (or alleged failure) of SPFI or any of its Subsidiaries to pay any Tax.

(b)         SPFI and its Subsidiaries have collected or withheld and duly paid to the appropriate Governmental Body all material Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.  Each of SPFI and its Subsidiaries has complied in all material respects with all information reporting obligations with respect thereto.

(c)         There is no pending action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of SPFI or any of its Subsidiaries either (i) claimed or raised by any Governmental Body in writing or (ii) as to which SPFI has knowledge based upon contact with any agent of such Governmental Body.

(d)        Neither SPFI nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)         Neither SPFI nor any of its Subsidiaries has participated in a reportable or listed transaction as defined under Section 6011, 6111 and 6707A(c) of the Code and Treasury Regulations § 1.6011-4.  Neither SPFI nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement, (ii) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than the Affiliated Group of which SPFI is the common parent) or (iii) has any Liability for the Taxes of any Person (other than SPFI and its Subsidiaries) under Treasury Regulations § 1.1502‑6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f)          Neither SPFI nor any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(g)       Neither SPFI nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock under Sections 355 or 361 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(h)        Neither SPFI nor any of its Subsidiaries is aware of any fact or circumstance that reasonably could be expected to prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  Neither SPFI nor any of its Subsidiaries or Affiliates has taken or agreed to take any action that would prevent or reasonably could be expected to prevent the Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(i)         Since May 31, 2018, SPFI and each of its Subsidiaries has been treated as a C corporation for federal and state income tax purposes and each will be treated as a C corporation up to and on the Closing Date.

(j)          Neither SPFI nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return (excluding automatic extensions obtained in the Ordinary Course of Business).

(k)        Neither SPFI nor any of its Subsidiaries has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)        The unpaid Taxes of SPFI and its Subsidiaries (i) did not, as of December 31, 2024, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in SPFI Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves any for deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of SPFI and its Subsidiaries in filing its Tax Returns. Since December 31, 2024, neither SPFI nor its Subsidiaries has incurred any liability for Taxes outside the Ordinary Course of Business or inconsistent with past practice.

Section 4.11       Brokers, Finders and Financial Advisors.  Other than fees payable by SPFI to Raymond James & Associates, Inc., neither SPFI, any of its Subsidiaries nor any of its or their respective officers, directors or employees have employed any broker, finder, financial advisor or investment banker or incurred any Liability for any brokerage, financial advisory, investment banking or other similar fees or commissions in connection with this Agreement and the transactions contemplated hereby.

Section 4.12       Fairness Opinion.  Prior to the execution of this Agreement, SPFI has received a written opinion from Raymond James & Associates, Inc., dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date of this Agreement, the Merger Consideration to be paid by SPFI to the shareholders of BOH pursuant to this Agreement is fair, from a financial point of view, to SPFI.  Such opinion has not been amended or rescinded.

Section 4.13      No Financing.  SPFI has, and will have as of the Effective Time, sufficient cash on hand available to pay the Aggregate Cash Consideration.  SPFI does not need to obtain any financing in order to fund the payment of the Aggregate Cash Consideration.

Section 4.14         Compensation and Benefit Plans.  Section 4.14 of the SPFI Disclosure Schedules lists all Employee Benefit Plans (a) providing benefits or compensation to any current or former employees, directors, consultants or other service providers of SPFI or any of its ERISA Affiliates (as defined herein), or (b) that are sponsored or maintained by SPFI or any of its ERISA Affiliates, or (c) to which SPFI or any of its ERISA Affiliates contributes or is obligated to contribute on behalf of current or former employees, directors, consultants or other service providers of SPFI or any of its ERISA Affiliates, or (d) with respect to which SPFI or any of its ERISA Affiliates has any Liability, other than an agreement for the employment or engagement of any employee, director, consultant, or other service provider that is not required to be disclosed under Regulation S-K promulgated by the SEC (each of the foregoing, a “SPFI Employee Plan”).  All of the SPFI Employee Plans comply and have been administered in all material respects in compliance with their terms and with all applicable requirements of ERISA, the Code and other applicable laws.

Section 4.15        SPFI Information.  The information relating to SPFI and its Subsidiaries that is supplied by or on behalf of SPFI for inclusion or incorporation by reference in the Registration Statement and the Registration Statement will not (with respect to the Proxy Statement, as of the date the Registration Statement is first mailed to BOH shareholders, and with respect to the Registration Statement, as of the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, however, that any information contained in any SPFI Report as of a later date shall be deemed to modify information as of an earlier date. The portions of the Registration Statement relating to SPFI and SPFI’s Subsidiaries and other portions thereof within the reasonable control of SPFI and its Subsidiaries will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.

Section 4.16        No Other Representations and Warranties.  Except for the representations and warranties made by SPFI in this Article IV or in any certificate delivered with respect thereto, and as qualified by the SPFI Disclosure Schedules (and any updates thereto), SPFI does not make any express or implied representation or warranty with respect to SPFI or any of its Affiliates or Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and SPFI hereby disclaims any such other representations or warranties. SPFI acknowledges and agrees that BOH has not made or is making any express or implied representation or warranty other than those contained in Article III or in any certificate delivered with respect thereto.

ARTICLE V.
COVENANTS OF BOH

BOH covenants and agrees with SPFI as follows:

Section 5.1           Approval of Shareholders of BOH; Efforts.

(a)         BOH shall, and shall cause its board of directors to, (i) take all action in accordance with the federal securities laws, the laws of the State of Texas and the Organizational Documents of BOH necessary to (1) call and give notice of a special meeting of its shareholders (the “BOH Shareholder Meeting”) for the purpose of (A) considering and voting upon the approval of this Agreement and the transactions contemplated hereby and (B) for such other purposes consistent with the complete performance of this Agreement as may be necessary and desirable within fifteen (15) calendar days following the date the Registration Statement is declared effective under the Securities Act (the “Notice Date”) and (2) schedule the BOH Shareholder Meeting to take place on a date that is within forty-five (45) calendar days after the Notice Date; (ii) use Commercially Reasonable Efforts to (x) cause the BOH Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of two-thirds (2/3) of the outstanding shares of BOH Stock entitled to vote thereon (the “BOH Shareholder Approval”); (iii) include in the Proxy Statement (as defined herein) the recommendation of the board of directors of BOH that the BOH shareholders approve and adopt this Agreement and the transactions contemplated hereby (the “BOH Board Recommendation”); (iv) except as permitted by Section 5.1(b), not withdraw, amend or modify the BOH Board Recommendation in a manner adverse to SPFI (a “Change in Recommendation”); (v) unless there has been a Change in Recommendation, recommend against any then-pending tender or exchange offer that constitutes an Acquisition Proposal within five (5) Business Days after it is announced; (vi) unless there has been a Change in Recommendation, reaffirm the BOH Board Recommendation within three (3) Business Days following a request by SPFI; and (vii) unless there has been a Change in Recommendation, not make any statement, filing or release, in connection with the BOH Shareholder Meeting or otherwise, inconsistent with the BOH Board Recommendation.  BOH shall adjourn or postpone the BOH Shareholder Meeting, if, (x) as of the time for which such meeting is originally scheduled, there are insufficient shares of BOH Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (y) if on the date of such meeting, BOH has not received proxies representing a sufficient number of shares necessary to obtain the BOH Shareholder Approval, or (z) after consultation with SPFI, to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which BOH’s board of directors has determines in good faith, after receiving the advice of its outside counsel, is necessary or advisable under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by BOH’s shareholders prior to the BOH Shareholder Meeting. BOH shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the BOH Shareholder Approval. BOH shall only be required to adjourn or postpone the BOH Shareholder Meeting two (2) times, for aggregate adjournments or postponements not exceeding forty-five (45) calendar days, pursuant to the immediately preceding sentence of this Section 5.1(a) and any further adjournments or postponements of the BOH Shareholder Meeting pursuant to such sentence (other than as provided in clause (z)) shall require the prior written consent of SPFI. Except with the prior approval of SPFI or as required by applicable law, no other matters shall be submitted for the approval of the shareholders of BOH at the BOH Shareholder Meeting.

(b)         Notwithstanding the foregoing, if BOH has complied with Section 5.6, the board of directors of BOH may effect a Change in Recommendation if BOH or any of its representatives receives an unsolicited bona fide Acquisition Proposal (as defined herein) before the BOH Shareholder Approval and the board of directors of BOH has (i) determined in its good faith judgment (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal (as defined herein), and (ii) determined in its good faith judgment (after consultation with BOH’s outside legal counsel) that the failure to effect a Change in Recommendation would cause or would be reasonably likely to cause it to violate its fiduciary duties under applicable law.  Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the BOH Shareholder Meeting shall be convened, this Agreement and the transactions contemplated hereby shall be submitted to the shareholders of BOH at the BOH Shareholder Meeting for the purpose of voting on the approval of such proposals and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve BOH of such obligation.  In the event that there is present at the BOH Shareholder Meeting, in person or by proxy, sufficient favorable voting power to secure the BOH Shareholder Approval, BOH will not adjourn or postpone the BOH Shareholder Meeting unless BOH is advised by counsel in writing that failure to do so would result in a breach of the fiduciary duties of the board of directors of BOH.  BOH shall keep SPFI updated with respect to the proxy solicitation results in connection with the BOH Shareholder Meeting as reasonably requested by SPFI.

(c)         If this Agreement is approved by BOH’s shareholders, BOH shall take all reasonable actions to aid and assist in the consummation of the Merger, and shall use Commercially Reasonable Efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions as it and SPFI reasonably consider necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all Governmental Bodies having jurisdiction over the transactions contemplated by this Agreement.

Section 5.2           Activities of BOH Pending Closing.

(a)         From the date of this Agreement to and including the Closing Date, as long as this Agreement remains in effect, and unless SPFI has consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise expressly contemplated or permitted by other provisions of this Agreement or except as may be required by applicable law or an order or policy of a Governmental Body, BOH shall, and shall cause each of its Subsidiaries to:

(i)           conduct its affairs (including the making of or agreeing to make any Loans or other extensions of credit) only in the Ordinary Course of Business consistent with past practices and safe and sound banking principles;

(ii)          use Commercially Reasonable Efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, employees and agents and preserve its relationships and goodwill with customers and advantageous business relationships;

(iii)         promptly (and in no event more than 48 hours of having knowledge of any of the following conditions) give written notice to SPFI of (A) any material change in its business, operations or prospects, (B) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Body having jurisdiction over BOH or any of its Subsidiaries, (C) the commencement or threat of any Proceeding against BOH or any of its Subsidiaries or (D) the occurrence of any event or the failure of any event to occur or the existence of any circumstance that would reasonably be expected to cause (1) a breach of any covenant, condition or agreement contained herein, (2) any of the representations or warranties of BOH contained in this Agreement to be untrue or inaccurate in any material respect (without regard to any materiality qualifiers contained therein) or (3) a Material Adverse Effect on BOH or Bank of Houston;

(iv)        maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion; and

(v)         except as required by law or regulation or expressly permitted by this Agreement, take no action which would adversely affect or delay the ability of BOH or SPFI to obtain the Regulatory Approvals or any other approvals required for consummation of the transactions contemplated hereby or to perform its obligations and agreements under this Agreement.

(b)        From the date of this Agreement to and including the Closing Date, as long as this Agreement remains in effect, except (1) as expressly permitted by this Agreement (including in Section 5.2(b) of the BOH Disclosure Schedules) or (2) as may be required by applicable law or an order or policy of a Governmental Body, BOH shall not, and shall not permit any of its Subsidiaries to, without the written consent of SPFI (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)            adjust, split, combine or reclassify any of BOH Stock;

(ii)         make, acquire, modify or renew, or agree to make, acquire, modify or renew, any Loans, Loan participations or other extensions of credit (whether directly or indirectly through the purchase of Loan participations from other lenders, deal paper or otherwise) to any Borrower that (A) would be a violation of its policies and procedures in effect as of the date of this Agreement, or (B) would not be in the Ordinary Course of Business consistent with past practices and safe and sound banking principles;

(iii)          make, acquire, renew, amend, modify, extend the term of, extend the maturity of or grant the forbearance or issue a commitment to do any of the foregoing for any Loan of more than $1,500,000 or make, acquire, renew, amend, modify or extend any Loan participation or mortgage Loan;

(iv)         make, commit to make, renew, extend the maturity of, or alter any of the material terms of any (i) Loans classified special mention, substandard or doubtful by Bank of Houston’s state or federal regulators in its most recent examination, or (ii) Loans on the internal Watch List provided to SPFI;

(v)           issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights or options to acquire, or any securities convertible into, any shares of its capital stock, other than in connection with the exercise, vesting or settlement of BOH Equity Awards outstanding as of the date of this Agreement in accordance with their terms in effect on the date of this Agreement;

(vi)         grant any BOH Equity Awards, stock appreciation rights, stock appreciation units, restricted stock, stock options, phantom stock or other form of incentive, equity or equity-based compensation;

(vii)         open, close or relocate any branch office, or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities;

(viii)       enter into, amend, modify, renew, terminate or waive any material provision of any agreement of the type that would be required to be disclosed in Section 3.19(a) of the BOH Disclosure Schedules, or any other material agreement, or acquire or dispose of any material amount of assets or Liabilities or make any change in any of its leases, except in the Ordinary Course of Business consistent with past practices and safe and sound banking practices;

(ix)         (A) hire or terminate (other than for cause) any employee or independent contractor, except for hiring at will employees at an annual salary not to exceed $75,000 to fill vacancies that may arise in the Ordinary Course of Business, or (B) promote any employee except to fill vacancies that may arise in the Ordinary Course of Business;

(x)          grant any severance, change in control or termination payment to, or enter into any collective bargaining, change-in-control, retention, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of BOH or any of its Subsidiaries, either individually or as part of a class of similarly situated Persons;

(xi)          except pursuant to a written plan or policy that has previously been provided to SPFI,  (A) increase in any manner the compensation, benefits or fringe benefits of any of its employees, directors, consultants or other service providers, (B) pay any perquisite such as automobile allowance, club membership or dues or other similar benefits, or (C) institute any new employee welfare, retirement or similar plan or arrangement or any new plan or arrangement that would constitute a BOH Employee Plan;

(xii)       pay or agree to or orally promise to pay, conditionally or otherwise, any bonus, extra compensation, pension, severance or vacation pay, to or for the benefit of any of shareholders, directors, officers, employees or agents of BOH or Bank of Houston, except pursuant to a written plan or policy under which such amounts have been accrued on the Financial Statements provided to SPFI and the timing and amount of the payment is consistent with the timing and amount of prior payments of such bonus, extra compensation, pension, severance or vacation pay as set forth on Section 5.2(b)(xii) of the BOH Disclosure Schedule;

(xiii)      except pursuant to agreements or arrangements in effect on the date of this Agreement, or making or renewing Loans to officers, directors, or any of their respective immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) and compliant with BOH’s Regulation O policies and procedures, pay, loan, or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense reimbursement or advancement in the Ordinary Course of Business consistent with past practice;

(xiv)        amend any BOH Employee Plan, other than as required to maintain the tax qualified status of such plan or as contemplated under this Agreement;

(xv)       (A) declare, pay or set aside for payment any dividend or other distribution (whether in cash, stock or property) in respect of BOH Stock, other than the payment of dividends from Bank of Houston to BOH, or (B) directly or indirectly, purchase, redeem or otherwise acquire any shares of BOH Stock;

(xvi)        make any change in accounting methods, principles and practices, except as may be required by GAAP or any Governmental Body;

(xvii)     sell, transfer, convey, mortgage, encumber or otherwise dispose of any assets (tangible or intangible), deposits, business or properties, other real estate owned, or cancel or release any indebtedness owed to BOH or any of its Subsidiaries, other than non-exclusive licenses granted in the Ordinary Course of Business, except in the Ordinary Course of Business consistent with past practices and safe and sound banking practices;

(xviii)      foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by SPFI of a recent Phase I environmental review thereof;

(xix)        increase or decrease the rate of interest paid on deposit accounts, including new or renewed time deposits, except in a manner and pursuant to policies consistent with past practices, safe and sound banking practices and market rates;

(xx)        charge off any Loan or other extension of credit greater than $50,000 without three (3) Business Days’ prior written notice to SPFI of the amount of such charge-off; provided, that if such charge-off is made at the request of a Governmental Body, then no prior notice or consent by SPFI will be required;

(xxi)       allow Bank of Houston’s loan to deposit ratio to exceed 105%, whether through action or failure to take action, without three (3) Business Days’ prior written notice to SPFI of such intended action; provided, however, that Bank of Houston shall have five (5) Business Days to bring its loan to deposit ratio to or below 105% upon any event causing such ratio to exceed 105%;

(xxii)       (A) establish any new Subsidiary or Affiliate or enter into any new line of business, or (B) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment in, or purchase outside the Ordinary Course of Business any property or assets of, any other Person;

(xxiii)     materially deviate from policies and procedures existing as of the date of this Agreement with respect to (A) classification of assets, (B) the Allowance, and (C) accrual of interest on assets, except as otherwise required by the provisions of this Agreement, applicable law or regulation or any Governmental Body;

(xxiv)       amend or change any provision of the Organizational Documents of BOH or any of its Subsidiaries;

(xxv)        make any capital expenditure which would exceed an aggregate of $25,000;

(xxvi)     prepay any indebtedness or other similar arrangements so as to cause BOH to incur any prepayment penalty thereunder;

(xxvii)    excluding deposits and certificates of deposit, incur or modify any indebtedness for borrowed money, including Federal Home Loan Bank advances except for (A) overnight advances and (B) other Federal Home Loan Bank advances having a stated maturity date not later than March 31, 2026;

(xxviii)    increase the amount of brokered deposits, in the aggregate, or wholesale funding, in the aggregate; approve any new relationship for brokered, wholesale or noncore funding; or renew brokered deposits or certificates of deposits with a maturity longer than six months;

(xxix)      settle any Proceeding (A) involving payment by it of money damages in excess of $25,000 in the aggregate or (B) imposing any material restriction on the operations of BOH or any of its Subsidiaries;

(xxx)       make any changes to its Securities Portfolio or the manner in which the Securities Portfolio is classified or reported;

(xxxi)     make, change or revoke any Tax election or Tax method of accounting, settle or compromise any Tax Liability, enter into any Tax closing agreement, surrender any right to claim a return of Taxes, file any amended Tax Return, or consent to any extension or waiver of any statute of limitations;

(xxxii)     take or cause to be taken any action that would reasonably be expected to cause the Merger or the Bank Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, and shall not fail to take or cause to be taken any action required to cause each of the Merger and the Bank Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code;

(xxxiii)    issue a replacement of any certificate representing its securities except upon (i) written notice to SPFI, (ii) presentation of a properly executed lost certificate affidavit in form reasonably satisfactory to SPFI and (iii) if required by SPFI, the delivery of an indemnity or surety bond in the amount of the consideration payable with respect to shares of BOH Stock represented therein; or

(xxxiv)     agree to do any of the foregoing.

Section 5.3           Notice of Certain Loans.

(a)         Bank of Houston will take all actions with respect to certain Loans as described on Section 5.3 of the SPFI Disclosure Schedules.

(b)         Bank of Houston will promptly (but in no event more than two (2) Business Days) notify SPFI of (1) any Loan which has been placed on Bank of Houston’s Watch List, (2) any upgrade or downgrade of any Loan classification, and (3) any new past-due Loans.

(c)         Bank of Houston will not (1) renew, extend the maturity of, or alter any of the material terms of any Loan which has been classified or, in the exercise of reasonable diligence by Bank of Houston or any Governmental Body with supervisory jurisdiction over Bank of Houston, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “watch,” “pass/watch” or any comparable classifications by such persons, in excess of $100,000, or (2) make or commit to make a Loan in excess of $100,000 to any Borrower with an outstanding Loan agreement, note or borrowing arrangement with Bank of Houston which has been classified or, in the exercise of reasonable diligence by Bank of Houston or any Governmental Body with supervisory jurisdiction over Bank of Houston, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “watch,” “pass/watch” or any comparable classifications by such persons; provided, that, unless SPFI objects to such transaction no later than two (2) Business Days after actual receipt by Designated Representative of SPFI (as defined below) of all information reasonably necessary to the making, renewal or alteration of such Loan (which information will include, as applicable, credit reports, financial statements and Tax Returns of the Borrower and appraisals of the collateral), SPFI will be deemed to have approved such transaction. For purposes of this Section 5.3, the “Designated Representative of SPFI” will mean Brent Bates.

Section 5.4           Access to Properties and Records.

(a)          To the extent permitted by applicable law, BOH shall and shall cause each of its Subsidiaries, upon reasonable notice from SPFI to BOH to: (i) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of SPFI full access to the properties, books and records of BOH and its Subsidiaries during normal business hours in order that SPFI may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of BOH and its Subsidiaries and to conduct the environmental investigations provided in Section 5.12, and (ii) furnish SPFI with such additional financial and operating data and other information as to the business and properties of BOH as SPFI shall, from time to time, reasonably request, including but not limited to updated Loan documentation and Data Tape.

(b)       As soon as practicable after they become available, BOH shall deliver or make available to SPFI all unaudited monthly and quarterly financial information prepared for the internal use of management of BOH and all Consolidated Reports of Condition and Income filed by Bank of Houston with the appropriate Governmental Body after the date of this Agreement.  In the event of the termination of this Agreement, SPFI shall return to BOH all documents and other information obtained pursuant hereto and shall keep confidential any information obtained pursuant to Section 7.2.

Section 5.5           Information for Regulatory Applications and SEC Filings.

(a)       To the extent permitted by law and during the pendency of this Agreement, BOH shall furnish SPFI with all information concerning BOH or any of its Subsidiaries required for inclusion in any application, filing, statement or document to be made or filed by SPFI with any Governmental Body in connection with the transactions contemplated by this Agreement and any filings with the SEC and any applicable state securities authorities.  BOH shall fully cooperate with SPFI in the filing of any applications or other documents necessary to complete the transactions contemplated by this Agreement.  BOH shall, upon reasonable request by SPFI, furnish to SPFI all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of SPFI, BOH or any of their respective Subsidiaries to any regulatory agency or other Governmental Body in connection with the Merger or the Bank Merger and the other transactions contemplated by this Agreement.

(b)         None of the information relating to BOH and its Subsidiaries that is provided by BOH for inclusion in (i) the Proxy Statement to be prepared in accordance with BOH’s Organizational Documents and applicable law and mailed to BOH’s shareholders in connection with the solicitation of proxies by the board of directors of BOH for use at the BOH Shareholder Meeting, any filings or approvals under applicable federal or state banking laws or regulations or state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act will, at the time of mailing the Proxy Statement to BOH’s shareholders, at the time of the BOH Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement (as defined herein) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 5.6           No Solicitation; Acquisition Proposals.

(a)        Neither BOH nor any of its Subsidiaries shall, and they shall instruct their respective directors, officers, agents or representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage (including by providing information or assistance), facilitate or induce any Acquisition Proposal, (ii) engage or participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any Person any confidential or nonpublic information or data with respect to, or take any other action to facilitate any inquiries or the making of any offer or proposal that would reasonably be expected to lead to, an Acquisition Proposal, or (iii) adopt, approve, agree to, accept, endorse or recommend any Acquisition Proposal.  Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.6 by any Subsidiary of BOH shall constitute a breach of this Section 5.6 by BOH.  In addition to the foregoing, unless this Agreement has been terminated in accordance with Section 9.1, BOH shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.  Notwithstanding any other provision in this Agreement, nothing herein shall restrict BOH or any of its Subsidiaries, or their respective directors, officers, agents or representatives, from (y) informing any Person of the terms of Sections 5.1 and 5.6 or (z) seeking a clarification or other information from any Person with respect to an Acquisition Proposal.

(b)        Promptly (but in no event more than forty-eight (48) hours) following receipt of any Acquisition Proposal or any request for nonpublic information or any inquiry that would reasonably be expected to lead to any Acquisition Proposal, BOH shall advise SPFI in writing of the receipt of such Acquisition Proposal, request or inquiry, and the terms and conditions of such Acquisition Proposal, request or inquiry (including, in each case, the identity of the Person making any such Acquisition Proposal, request or inquiry), and BOH shall as promptly as reasonably practicable (but in no event more than forty-eight (48) hours) provide to SPFI (i) a copy of such Acquisition Proposal, request or inquiry, if in writing, or (ii) a written summary of the material terms of such Acquisition Proposal, request or inquiry, if oral.  BOH shall keep SPFI reasonably informed on a reasonably current basis of any material developments, discussions, negotiations and communications regarding (including amendments or proposed amendments to) such Acquisition Proposal, request or inquiry.

(c)         Notwithstanding anything herein to the contrary, if at any time prior to the BOH Shareholder Meeting either BOH or any of its Subsidiaries receives an Acquisition Proposal that did not result from a breach of Section 5.6(a) and that the board of directors of BOH determines in good faith, after consultation with its legal counsel and financial advisor, constitutes or would be reasonably be expected to lead to a Superior Proposal, then BOH or any of its Subsidiaries may (i) engage or participate in discussions or negotiations with the Person making such Acquisition Proposal (and its representatives) and (ii) furnish or cause to be furnished to such Person (and its representatives) any confidential or nonpublic information or data with respect to BOH and any of its Subsidiaries, provided that before furnishing any such information to such Person pursuant to this clause (ii), BOH shall have entered into a customary confidentiality agreement with such Person and, provided further, that such information shall be provided by BOH to SPFI prior to or substantially concurrently with providing such information to such Person to the extent not previously furnished to SPFI.

(d)        Notwithstanding anything herein to the contrary, at any time prior to the BOH Shareholder Meeting, the board of directors of BOH may make a Change in Recommendation and submit this Agreement to BOH’s shareholders without the BOH Board Recommendation (although the resolution approving this Agreement may not be rescinded), if (i) BOH has received a Superior Proposal (after giving effect to the terms of any revised offer by SPFI pursuant to this Section 5.6(d)), and (ii) the board of directors of BOH has determined in good faith, after consultation with its financial advisors and outside legal counsel, that it would be reasonably expected to result in a violation of the directors’ fiduciary duties under applicable law to fail to make the Change in Recommendation; provided, that the board of directors of BOH may not take the actions set forth in this Section 5.6(d) unless:

(i)             such Superior Proposal did not result from a violation of this Section 5.6;

(ii)         BOH has provided SPFI at least four (4) Business Days prior written notice of its intention to take such action and a copy of any proposed agreement or other document relating to such Superior Proposal (including the identity of the Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) making the Superior Proposal);

(iii)          during such four (4) Business Day period, BOH has and has caused its financial advisors and outside legal counsel to consider and negotiate with SPFI in good faith (to the extent SPFI desires to so negotiate) regarding any proposals, adjustments or modifications to the terms and conditions of this Agreement proposed by SPFI; and

(iv)         the board of directors of BOH has determined in good faith, after consultation with its financial advisors and outside legal counsel and considering the results of such negotiations and giving effect to any proposals, amendments or modifications proposed in writing by SPFI prior to the close of business on such fourth (4th) Business Day, if any, that such Superior Proposal remains a Superior Proposal and that it would nevertheless reasonably be expected to result in a violation of the director’s fiduciary duties under applicable law to fail to make the Change in Recommendation.

Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 5.6(d) and will require a new determination and notice period as referred to in this Section 5.6(d); provided, that such notice period shall be two (2) Business Days.

(e)          BOH and each of its Subsidiaries shall, and BOH shall direct its representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person (other than SPFI, City Bank and their representatives) that has made or indicated an intention to make an Acquisition Proposal, and (iii) except to the extent the board of directors of BOH determines that such action or failure to act would reasonably be expected to result in a violation of the director’s fiduciary duties under applicable law, not waive or amend any “standstill” provision or provisions of similar effect to which it is a party or of which it is a beneficiary and shall strictly enforce any such provisions.

(f)          Nothing contained in this Agreement shall prevent BOH or its board of directors from making any other disclosure to the shareholders of BOH that BOH or its board of directors determines in good faith is reasonably required by applicable law; provided, that any Change in Recommendation must comply with this Section 5.6.

Section 5.7         Termination of Contracts.  BOH shall use Commercially Reasonable Efforts, including notifying appropriate parties and negotiating in good faith a reasonable settlement, to ensure that each contract listed on Section 5.7 of the BOH Disclosure Schedules will, if the Merger occurs, be terminated prior to the Conversion Date; provided, however, that until the thirtieth (30th) calendar day prior to Closing, SPFI shall have the right to add to Section 5.7 of the BOH Disclosure Schedules any data processing contracts and contracts related to the provision of electronic banking services of BOH or Bank of Houston not then listed on Section 5.7 of the BOH Disclosure Schedules to the extent any such contract had not been made available to SPFI prior to the date of this Agreement (the “Contracts to be Terminated”); provided further, that any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid by BOH or Bank of Houston in connection with the termination of any Contract to be Terminated shall be accrued or paid by BOH on or prior to the Closing Date.  Such notice and actions by BOH shall be in accordance with the terms of such contracts, and BOH will provide a draft of the notice to SPFI prior to providing notice of termination to BOH’s counterparty and shall copy SPFI on all communications with such counterparty regarding termination.  For the avoidance of doubt, SPFI shall not pay or be responsible for the payment of any costs, fees, expenses, contract payments, penalties or liquidated damages in connection with the termination of any contract subject to this Section 5.7.  For the avoidance of doubt, the use of “Commercially Reasonable Efforts” by BOH as used in this Section 5.7 shall include the payment or accrual of any termination fees or liquidated damages required by the terms of the contracts referenced in this Section 5.7 upon the termination of such contracts.

Section 5.8          Liability Insurance.  BOH shall purchase for a period of not less than six (6) years after the Effective Time, past acts and extended reporting period insurance coverage for no less than the six (6)-year period immediately preceding the Effective Time, under its current (i) directors and officers liability insurance (or comparable coverage), (ii) employment practices liability insurance, (iii) bankers professional liability insurance, (iv) fiduciary liability insurance, (v) mortgage errors and omissions insurance, (vi) cyber insurance, (vii) employee benefits liability, (viii) excess and umbrella liability, and (ix) bank card protector insurance, ((i) through (ix) collectively, the “Tail Policy”), for each person and entity, including, without limitation, BOH, its Subsidiaries and their respective directors, officers and employees, currently covered under those policies held by BOH or its Subsidiaries.

Section 5.9          Allowance for Credit Losses.  BOH shall cause Bank of Houston to maintain its Allowance at a level consistent with Bank of Houston’s historical levels and its existing policies and in compliance with GAAP as applied to banking institutions, including with respect to CECL, and all applicable rules and regulations, and in the reasonable opinion of management, at a level adequate in all respects to provide for all probable losses, net of recoveries relating to Loans previously charged off, on Loans outstanding (including accrued interest receivable) of BOH or any of its Subsidiaries and other extensions of credit (including letters of credit or commitments to make loans or extend credit).

Section 5.10        Third-Party Consents.  BOH shall use Commercially Reasonable Efforts, and SPFI shall reasonably cooperate with BOH at BOH’s request, to provide all required notices and obtain all consents, approvals, authorizations, waivers or similar affirmations described in Section 3.4(b) of the BOH Disclosure Schedules.

Section 5.11         Coordination; Integration.

(a)         The senior officers of BOH and Bank of Houston agree to meet with senior officers of SPFI and City Bank, on a semi-monthly basis or as reasonably requested by SPFI or BOH, relating to the development, coordination and implementation of the post-Merger operating and integration plans of City Bank, as the resulting institution in the Bank Merger and to otherwise review the financial and operational affairs of BOH and Bank of Houston; provided, that SPFI and City Bank shall have no right to review confidential supervisory information (as such term is defined in 12 C.F.R. § 261.2) of BOH or Bank of Houston, and to the extent permitted by applicable law, each of BOH and Bank of Houston agrees to give reasonable consideration to SPFI’s input on such matters, consistent with this Section 5.11, with the understanding that SPFI shall in no event be permitted to exercise control of BOH or Bank of Houston prior to the Effective Time and, except as specifically provided under this Agreement, BOH and Bank of Houston shall have no obligation to act in accordance with SPFI’s input.

(b)         Commencing after the date of this Agreement, BOH shall distribute by overnight mail or by electronic mail a copy of any BOH or Bank of Houston board package, including the agenda and any draft minutes, to SPFI promptly after it distributes a copy to the board of directors of BOH or Bank of Houston; provided, however, that BOH shall not be required to provide to SPFI copies of any documents that disclose (i) confidential discussions of this Agreement or the transactions it contemplates or any third-party proposal to acquire control of BOH, (ii) any matter that BOH’s board of directors has been advised by counsel may violate a confidentiality obligation or fiduciary duty or any law or regulation, including with respect to the disclosure of regulatory examination ratings or other confidential supervisory information, or may result in a waiver of BOH’s attorney-client privilege or violate the privacy rights of any customer, or (iii) any information provided to BOH’s or Bank of Houston’s board of directors or Loan Committee or Asset Liability Committee (or similar function) of BOH’s or Bank of Houston’s board of directors with respect to loan- or credit-related information, including, but not limited to, Loan pricing or credit decisions, and liquidity related information, including but not limited to updates on deposit rate and stratification, brokered and wholesale funding, and any other noncore funding sources.

(c)       Commencing after the date of this Agreement, BOH shall, on a weekly basis, provide SPFI with copies of the materials distributed to senior loan officers and members of Bank of Houston’s Loan Committee (collectively, the “BOH Loan Representatives”). Such materials shall include, but are not limited to, summaries of all Loans, Loan participations, other extensions of credit, downgrades, new classified Loans and charge-offs approved or requested during the preceding week, weekly updates on past-due and classified Loans, and related reports or documents.  For the avoidance of doubt, BOH shall not be required to provide SPFI with real-time access to any internal data portal or shared file site.

(d)         Commencing after the date of this Agreement and to the extent permitted by applicable law, SPFI, City Bank, BOH and Bank of Houston shall use their Commercially Reasonable Efforts to plan the integration of BOH and Bank of Houston with the businesses of SPFI and its Affiliates to be effective as much as practicable as of the Closing Date; provided, however, that in no event shall SPFI or its Affiliates be entitled to control BOH or Bank of Houston prior to the Effective Time.  Without limiting the generality of the foregoing, from the date of this Agreement through the Effective Time and consistent with the performance of their day-to-day operations and the continuous operation of BOH and Bank of Houston in the Ordinary Course of Business, BOH’s and Bank of Houston’s employees and officers shall use their Commercially Reasonable Efforts to provide support, including support from BOH’s and Bank of Houston’s outside contractors, and to assist SPFI in performing all tasks, including equipment installation, reasonably required to result in a successful integration at the Closing; provided, however, that no integration shall take place prior to the Closing.  SPFI shall provide such assistance of its personnel as BOH and Bank of Houston shall request to permit BOH and Bank of Houston to comply with their obligations under this Section 5.11.

Section 5.12         Environmental Investigation; Rights to Terminate Agreement.

(a)        SPFI and its consultants, agents and representatives shall have the right to the same extent that BOH or Bank of Houston has such right (at SPFI’s cost and expense), but not the obligation or responsibility, to inspect any BOH or Bank of Houston property, including conducting asbestos surveys and sampling, environmental assessments and investigation, and other non-invasive or non-destructive environmental surveys and analyses (“Environmental Inspections”) at any time on or prior to forty-five (45) calendar days after the date of this Agreement.  If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including test borings, soil, water, asbestos or other sampling, is deemed desirable by SPFI, SPFI shall (i) notify BOH of any property for which it intends to conduct such a Secondary Investigation and the reasons for such Secondary Investigation, (ii) submit a work plan to BOH for such Secondary Investigation, for which SPFI agrees to afford BOH the ability to comment on and SPFI agrees to reasonably consider all such comments (and negotiate in good faith any such comments), and (iii) conclude such Secondary Investigation on or prior to sixty (60) calendar days after the date of receipt of BOH’s comments.  SPFI shall give reasonable notice to BOH of such Secondary Investigations, and BOH may place reasonable restrictions on the time and place at which such Secondary Investigations may be carried out.

(b)        BOH agrees to indemnify and hold harmless SPFI for any claims for damage to property, or injury or death to persons, made as a result of any Environmental Inspection or Secondary Investigation conducted by SPFI or its agents, representatives or contractors to the extent attributable to the gross negligence or willful misconduct of BOH or its agents, representatives or contractors.  SPFI agrees to indemnify and hold harmless BOH for any claims for damage to property, or injury or death to persons, made as a result of any Environmental Inspection or Secondary Investigation conducted by SPFI or its agents, representatives or contractors, to the extent attributable to the gross negligence or willful misconduct of SPFI or its agents, representatives or contractors in performing any Environmental Inspection or Secondary Investigation.  If the Closing does not occur, the foregoing indemnities shall survive the termination of this Agreement.  SPFI shall not have any Liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, Secondary Investigation or other environmental survey.  If this Agreement is terminated, then, except as otherwise required by law, reports to any Governmental Body of the results of any Environmental Inspection, Secondary Investigation or other environmental survey shall be made by BOH in the exercise of its sole discretion and not by SPFI.  SPFI shall make no such report prior to Closing unless required to do so by law, and in such case shall give BOH reasonable prior written notice of SPFI’s intentions so as to enable BOH to review and comment on such proposed report.

(c)         To the extent that SPFI identifies any past or present events, conditions or circumstances that would require further investigation, remediation or cleanup action under Environmental Laws, BOH shall use all Commercially Reasonable Efforts to take and complete any such reporting, remediation or other response actions prior to Closing; provided, however, that, to the extent any such response actions have not been completed prior to Closing (“Unresolved Response Action”), BOH shall include the after-tax amount of the costs reasonably expected to be incurred by the Surviving Corporation on or after the Closing Date, as determined by an independent third party with recognized expertise in environmental clean-up matters.

(d)       SPFI shall have the right to terminate this Agreement within ninety (90) calendar days after the date of this Agreement if (i) the results of such Environmental Inspection, Secondary Investigation or other environmental survey are disapproved by SPFI because the Environmental Inspection, Secondary Investigation or other environmental survey identifies violations or potential violations of Environmental Laws that are reasonably likely to result in a Material Adverse Effect on BOH; (ii) any past or present events, conditions or circumstances that would reasonably be expected to require further investigation, remedial or cleanup action under Environmental Laws, including, without limitation, an Environmental Inspection, Secondary Investigation or other environmental survey identifying the presence of any asbestos-containing material or mold in, on or under any BOH Real Property that is reasonably likely to have a Material Adverse Effect on BOH or Bank of Houston; or (iii) the Environmental Inspection, Secondary Investigation or other environmental survey identifies the presence of any underground or above ground storage tank in, on or under any BOH Real Property that is not shown to be in compliance with all Environmental Laws applicable to such tank, or that has had a release of petroleum or some other Hazardous Materials that has not been remediated in accordance with applicable Environmental Law, and that is reasonably likely to have a Material Adverse Effect on BOH or Bank of Houston.  In the event SPFI terminates this Agreement or elects not to proceed to Closing pursuant to this Section 5.12(c), if BOH reimburses SPFI for the costs of preparing any Environmental Inspections, SPFI shall deliver to BOH copies of any environmental report, engineering report, or property condition report prepared by SPFI or any third party with respect to any BOH Real Property.  Any results or findings of any Environmental Inspections shall not be disclosed by SPFI to any third party not affiliated with SPFI, unless SPFI is required by law to disclose such information.

(e)         BOH agrees to make available upon request to SPFI and its consultants, agents and representatives all documents and other materials relating to environmental conditions of any BOH Real Property including the results of other environmental inspections and surveys to the extent such documents are in the possession of BOH.  BOH also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with SPFI and, at SPFI’s cost and expense, shall be entitled to certify the same in favor of SPFI and its consultants, agents and representatives and make all other data available to SPFI and its consultants, agents and representatives.

Section 5.13        Bank Merger.  Prior to the Effective Time, BOH shall cause Bank of Houston to cooperate with SPFI and City Bank as necessary in conjunction with all approvals, filings, and other steps necessary to cause the consummation of the Bank Merger after the Effective Time and after the Merger.

Section 5.14      Financial Statements.  The consolidated balance sheets as of future dates and the related statements of income, changes in shareholders’ equity and cash flows of BOH for the periods then ended, which may be provided by BOH to SPFI subsequent to the date of this Agreement, shall be prepared from the books and records of BOH and its Subsidiaries and shall fairly present, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of BOH at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis throughout the periods indicated, except that unaudited financial statements may (a) omit the footnote disclosure required by GAAP and (b) be subject to normal year-end audit adjustments required by GAAP.  The Consolidated Reports of Condition and Income filed by Bank of Houston subsequent to the date of this Agreement shall fairly present the financial position of Bank of Houston and the results of its operations at the dates and for the periods indicated in compliance with the rules and regulations of applicable federal and state banking authorities.

Section 5.15        Employee Benefit Plans.  BOH or its appropriate Subsidiary shall execute and deliver such instruments and take such other actions as SPFI may reasonably require in order to cause the termination of (or termination of participation in) all the BOH Employee Plans and PEO Employee Plans listed on Section 3.23(a) of the BOH Disclosure Schedules on terms satisfactory to SPFI and in accordance with applicable law, with such termination effective not later than immediately prior to the Effective Time, it being understood and agreed that the winding up of any such Employee Benefit Plan may be completed following the Closing Date. For the avoidance of doubt, this Section 5.15 shall not apply to any Employee Benefit Plan with respect to which BOH or one of its Subsidiaries does not possess the unilateral right to amend or terminate such plan (or participation therein).  As of the Closing Date, BOH shall have fully accrued the total amount of benefits due to each participant under any BOH Employee Plan and PEO Employee Plan listed on Section 3.23(b) of the BOH Disclosure Schedules, with such amounts calculated based on the benefit that would be owed to such participant upon a termination of employment immediately following the Closing Date and accrued in accordance with GAAP on BOH’s consolidated balance sheet.

Section 5.16        Change in Control Payments. BOH shall, and shall cause Bank of Houston to, take all necessary actions to ensure that no payment set forth on Section 3.23(f) of BOH Disclosure Schedules would constitute an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law), and be subject to the excise tax imposed by Section 4999 of the Code. If required to avoid the imposition of Taxes under Section 4999 of the Code, BOH shall, and shall cause Bank of Houston, to (a) use Commercially Reasonable Efforts to obtain a waiver (“280G Waiver”) from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) entitled to receive a payment and/or benefit that is reasonably expected to be a “parachute payment” (within the meaning of Section 280G(b)(2) of the Code) in connection with the Merger of his or her right to receive some or all of such payments and/or benefits (the “Waived 280G Benefits”) to the extent necessary so that all remaining payments and benefits applicable to such “disqualified individual” shall not be deemed a parachute payment, and (b) to the extent there are Waived 280G Benefits, deliver to all of its shareholders who are entitled to vote, prior to such vote, an adequate written disclosure statement that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, and which solicits approval by all shareholders entitled to vote (“280G Shareholder Approval”), in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, of the right of any “disqualified individual” to receive or retain any payments that would reasonably be expected, in the absence of such approval by such shareholders, to constitute “excess parachute payments” (within the meaning of Section 280G(b)(1) of the Code).  If applicable, BOH shall provide drafts of the 280G Waivers and such 280G Shareholder Approval materials, including disclosure documents, to SPFI for its review and comment within a reasonable time prior to obtaining the 280G Waivers and prior to seeking the 280G Shareholder Approval.  If applicable, at least two (2) Business Days prior to the Closing Date, BOH shall deliver to SPFI evidence that a vote of BOH’s shareholders who are entitled to vote with respect to payments subject to 280G Waivers obtained pursuant to the foregoing provisions of this Section 5.16 was solicited in accordance with the foregoing provisions of this Section 5.16 and that either (x) the requisite number of shareholder votes was obtained with respect to the Waived 280G Benefits or (y) the 280G Shareholder Approval was not obtained.

Section 5.17       Regulatory Matters. BOH shall and shall cause Bank of Houston to take all necessary actions to address and remediate any findings of or requests, if any, made by a Governmental Body of BOH or Bank of Houston prior to Closing, or if not possible to address and remediate such findings or requests prior to Closing, BOH shall accrue an amount sufficient to cover expenses reasonably required by SPFI to timely remediate after the Merger.

Section 5.18        Payment of Indebtedness. On or before the Closing Date, BOH shall have taken all actions necessary to effect, as of the Effective Time, the payoff and retirement of all of BOH’s obligations under the indebtedness set forth on Section 5.18 of the BOH Disclosure Schedules (the “BOH Indebtedness”).

Section 5.19        No Control.  Nothing contained in this Agreement shall give SPFI, directly or indirectly, the right to control or direct the operations of BOH or any of its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give BOH, directly or indirectly, the right to control or direct the operations of SPFI or any its Subsidiaries prior to the Effective Time.  Prior to the Effective Time, each of BOH and SPFI shall exercise, consistent with the terms of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.20        Transaction Expenses.  BOH shall use its Commercially Reasonable Efforts to cause the aggregate amount of all BOH Expenses (as defined herein) to not materially exceed the estimate set forth in Section 5.20 of the BOH Disclosure Schedules.  Within two (2) Business Days, BOH shall notify SPFI if or when it determines that it expects to exceed the aggregate amount of all BOH Expenses as estimated on Section 5.20 of the BOH Disclosure Schedules.  Notwithstanding anything to the contrary in this Section 5.20, BOH shall not incur any investment banking, brokerage, finders, or other similar financial advisory fees in connection with the transactions contemplated by this Agreement other than those expressly set forth in Section 5.20 of the BOH Disclosure Schedules.

ARTICLE VI.
COVENANTS OF SPFI

SPFI covenants and agrees with BOH as follows:

Section 6.1          Regulatory Filings; Efforts.  Within sixty (60) calendar days following the date of this Agreement, SPFI shall prepare and file, or shall cause to be prepared and filed, all necessary applications or other documentation with the Federal Reserve Board, the FDIC, the TDB, and any other appropriate Governmental Bodies having jurisdiction over the transactions contemplated by this Agreement, including the Bank Merger.  Prior to filing such applications, SPFI will provide BOH drafts of the non-confidential portions of such applications and incorporate BOH’s reasonable comments to such applications.  SPFI shall take all reasonable action to aid and assist in the consummation of the Merger, and shall use Commercially Reasonable Efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all Governmental Bodies having jurisdiction over the transactions contemplated by this Agreement and the Merger.  SPFI shall provide BOH with copies of all such regulatory filings and all correspondence with Governmental Bodies in connection with the Merger for which confidential treatment has not been requested.  SPFI shall pay, or shall cause to be paid, any applicable fees and expenses incurred by it or any of its Subsidiaries in connection with the preparation and filing of such regulatory applications.

Section 6.2           Registration Statement.

(a)        Within sixty (60) calendar days following the date of this Agreement, SPFI shall prepare and file the Registration Statement and any other applicable documents, including the notice, proxy statement and prospectus and other proxy solicitation materials of BOH constituting a part thereof (collectively, the “Proxy Statement”), relating to the shares of SPFI Common Stock to be delivered to the shareholders of BOH pursuant to this Agreement.  Each of SPFI and BOH shall use its Commercially Reasonable Efforts to have the Registration Statement declared effective under the Securities Act as soon as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement.  BOH and its counsel shall be given the opportunity to participate in the preparation of the Registration Statement and shall have the right to approve the content of the Registration Statement with respect to information about BOH and the meeting of BOH’s shareholders.  At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder.

(b)         Upon the Registration Statement being declared effective, BOH shall thereafter mail or deliver the Proxy Statement to its shareholders.  SPFI shall also use its Commercially Reasonable Efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and BOH shall furnish all information concerning BOH and the holders of BOH Stock as may be reasonably requested in connection with any such action.  If at any time prior to the Effective Time any event occurs or information relating to BOH or SPFI, or any of their respective affiliates, directors or officers, should be discovered by BOH or SPFI that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable law, disseminated to BOH’s shareholders.

(c)         None of the information relating to SPFI and its Subsidiaries that is provided by SPFI for inclusion in (i) the Proxy Statement, any filings or approvals under applicable federal or state banking laws or regulations or state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act will, at the time of mailing the Proxy Statement to BOH’s shareholders or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 6.3         Nasdaq Listing.  SPFI shall file all documents required to be filed to have the shares of SPFI Common Stock to be issued pursuant to this Agreement included for listing on Nasdaq and use its Commercially Reasonable Efforts to effect said listing.

Section 6.4        Affirmative Covenants.  Except as otherwise permitted or required by this Agreement, from the date of this Agreement until the Effective Time, SPFI shall and shall cause each of its Subsidiaries to (a) maintain its and their corporate existence in good standing; (b) maintain the general character of its business and conduct its business in its ordinary and usual manner; (c) extend credit only in accordance with its existing lending policies and practices; and (d) use Commercially Reasonable Efforts to (i) preserve intact its present business organizations, (ii) keep available the services of its present executive officers and directors and (iii) preserve its relationships and goodwill with customers and advantageous business relationships.

Section 6.5       Negative Covenants.  SPFI shall not, nor shall it permit any of its Subsidiaries or Affiliates to, (a) amend its Organizational Documents in a manner that would adversely affect BOH, (b) take, or fail to take, any action that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a “reorganization” under Section 368(a) of the Code, (c) take any action that, to the knowledge of SPFI, would adversely affect or delay (i) SPFI’s ability to obtain the necessary approvals of any Governmental Body required for the consummation of the transactions contemplated hereby or (ii) SPFI’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, or (d) agree or commit to do any of the foregoing.

Section 6.6           Employee Matters.

(a)         Each employee of BOH and its Subsidiaries who remains in the active employment of SPFI or its Subsidiaries after the Closing Date (collectively, the “BOH Employees”) will be entitled to participate as an employee in the employee benefit plans and programs maintained for employees of SPFI and City Bank with credit for prior service with BOH or any of its Subsidiaries for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (including any severance programs but excluding vesting requirements under any equity or equity-based incentive plans and benefits accrued under any defined benefit retirement plans) sponsored by SPFI or City Bank in which such BOH Employee becomes eligible to participate from and after the Closing Date, to the extent such service was credited under a comparable BOH Employee Plan immediately prior to the Closing, to the extent permitted by such SPFI plans and applicable law and to the extent that such service crediting will not result in any duplication of benefits for the same period of service.  To the extent permitted by such SPFI plans and applicable law, SPFI shall use Commercially Reasonable Efforts to cause any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs to be waived with respect to each BOH Employee and their eligible dependents.  To the extent permitted by the applicable SPFI plans and applicable law, SPFI shall use Commercially Reasonable Efforts to credit each BOH Employee and his or her eligible dependents for the year during which coverage under SPFI’s group health plan begins, with any deductibles, co-pays or out-of-pocket payments already incurred by such BOH Employee during such year under BOH’s group health plan.  For purposes of determining BOH Employee’s benefits for the calendar year in which the Merger occurs under SPFI’s vacation program, any vacation taken by a BOH Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs shall be deducted from the total SPFI vacation benefit available to such BOH Employee for such calendar year.

(b)         The provisions of this Section 6.6 are for the sole benefit of the parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any person (including, for the avoidance of doubt, any BOH Employee or other current or former employee of BOH or any of its Subsidiaries), other than the parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.6) under or by reason of any provision of this Agreement.  Nothing in this Section 6.6 amends, or will be deemed to amend (or prevent the amendment or termination of), any BOH Employee Plan or any employee benefit plan of SPFI or any of its Affiliates.

(c)          SPFI’s retention of any BOH Employees after the Effective Time will be subject to and contingent on the recipient of such offer of employment complying with all of SPFI’s standard employment requirements, and, as such, SPFI will not be obligated to extend offers of employment to any individual who, following SPFI’s standard pre-employment tests and screenings, does not meet SPFI’s standard rules, standards or policies.  Furthermore, it is understood and agreed that (i) SPFI’s offer of employment to a BOH Employee will not alone constitute a commitment, contract or understanding (expressed or implied) or any obligation on the part of SPFI or its Affiliates to a post-Closing employment relationship of any fixed term or duration or upon any specific terms or conditions, and (ii) employment is “at-will” and may be terminated by SPFI or by the hired employee at any time, for any reason or for no reason whatsoever.  Any BOH Employee who is not a party to an employment, change in control or severance agreement or other separation agreement that provides a benefit on termination of employment, whose employment is terminated involuntarily (other than for cause, death, disability or normal retirement) by SPFI or its Affiliates within twelve (12) months from the Conversion Date will receive, subject to the BOH Employee’s execution, return, and non-revocation of a release of claims against SPFI and its Affiliates in a form reasonably acceptable to SPFI, a lump sum severance payment in an amount equal to one (1) weeks’ pay for each year of service with SPFI and its Subsidiaries (including prior service with BOH and its Subsidiaries); provided, that the minimum severance payment shall be four (4) weeks’ pay and the maximum severance shall be twenty-six (26) weeks’ pay.  No BOH Employee will be terminated involuntarily (other than for cause, death, disability or normal retirement) by SPFI or its Affiliates between the Closing Date and the Conversion Date. For purposes of this Section 6.6, “cause” means any termination of employment due to the occurrence of one of more of the following events: (i) the employee’s willful refusal to comply in any material respect with the lawful employment policies of SPFI and its Subsidiaries, provided that the employee was given prior notice of such policies, (ii) the employee’s commission of an act of fraud, embezzlement or theft against SPFI or any of its Subsidiaries, (iii) the conviction or plea of nolo contendere to any crime involving moral turpitude or a felony, or (iv) the employee’s willful refusal to substantially perform the duties and responsibilities of his or her position with City Bank; provided that, in the case of (i) and (iv), if curable, the employee must be provided notice of the refusal to comply with policy or perform duties, and be provided a reasonable opportunity to cure such basis for cause.  For the avoidance of doubt, all BOH Employees then employed by SPFI or its Affiliates subsequent to the Effective Time will be “at-will” employees of SPFI.

Section 6.7       Financial Statements.  The consolidated balance sheets as of future dates and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows of SPFI for the periods then ended, which may be filed by SPFI with the SEC subsequent to the date of this Agreement, shall be prepared from the books and records of SPFI and its Subsidiaries and shall fairly present, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of SPFI at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis throughout the periods indicated, except that unaudited financial statements may (a) omit the footnote disclosure required by GAAP and (b) be subject to normal year-end audit adjustments required by GAAP.

Section 6.8          Issuance of SPFI Common Stock; Stock Reserves.  The shares of SPFI Common Stock to be issued by SPFI to the shareholders of BOH pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable.  The shares of SPFI Common Stock to be issued to the shareholders of BOH pursuant to this Agreement are and shall be free of any preemptive rights of the shareholders of SPFI or any other Person.  SPFI agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of SPFI Common Stock to fulfill its obligations under this Agreement.

Section 6.9           Director and Officer Indemnification.

(a)         For a period of six (6) years after the Effective Time, and subject to the limitations contained in applicable Federal Reserve Board and FDIC regulations and to any limitations contained in the Organizational Documents of BOH and each of its Subsidiaries, SPFI shall indemnify and hold harmless each present director and executive officer of BOH or Bank of Houston, as applicable, determined as of the Effective Time (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred by such Indemnified Party, solely in their capacities as a director or executive officer of BOH or any of its Subsidiaries, as applicable, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the Effective Time, whether asserted or claimed before, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was acting in his or her capacity as a director or executive officer of BOH or any of its Subsidiaries to the fullest extent that the Indemnified Party would be entitled under the Organizational Documents of BOH or any of its Subsidiaries, as applicable, in each case as in effect on the date of this Agreement and to the extent permitted by applicable law; provided, however, that (i) on or before the Closing Date, BOH has obtained the Tail Policy pursuant to Section 5.8, and (ii) notwithstanding anything to the contrary set forth in the Organizational Documents of BOH or any of its Subsidiaries, as applicable, SPFI will have no obligation to advance any expenses incurred or to be incurred by any Indemnified Party in any claim, action, suit, proceeding or investigation brought by SPFI or any Subsidiary of SPFI (or their respective successors) against any Indemnified Party in advance of the final disposition thereof.

(b)        Any Indemnified Party wishing to claim indemnification under this Section 6.9, upon learning of any such claim, action, suit, proceeding or investigation, is to promptly notify SPFI, but the failure to so notify will not relieve SPFI of any liability it may have to the Indemnified Party to the extent such failure does not prejudice SPFI.  In any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) SPFI will have the right to assume the defense thereof and bear the costs incurred in connection therewith and SPFI will not be liable to an Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by an Indemnified Party in connection with the defense thereof, except that if SPFI elects not to assume such defense or counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between SPFI and the Indemnified Party, the Indemnified Party may retain counsel reasonably satisfactory to SPFI, and SPFI shall promptly pay the reasonable fees and expenses of such counsel for the Indemnified Party as any such fees and expenses are incurred by such Indemnified Party (which may not exceed one firm in any jurisdiction), provided that the Indemnified Party for whom fees and expenses are to be paid provides a signed written undertaking to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification under applicable laws or regulations, (ii) the Indemnified Party shall cooperate in the defense of any such matter, (iii) SPFI will not be liable for any settlement effected without its prior written consent and (iv) SPFI will have no obligation hereunder if indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c)         If SPFI fails to pay promptly the amounts due pursuant to this Section 6.9, and, in order to obtain such payment, an Indemnified Party commences a Proceeding which results in a judgment against SPFI for failure to provide indemnification, SPFI shall pay the costs and expenses of the Indemnified Party (including attorneys’ fees and expenses) in connection with such Proceeding.  Furthermore, if SPFI, or any of its successors or assigns, shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of SPFI or the surviving company shall assume the obligations set forth in this Section 6.9 prior to or simultaneously with the consummation of such transaction.

Section 6.10         Director Nomination.

(a)         Contemporaneously with Closing, and subject to the satisfaction of the fiduciary duties of the board of directors of SPFI and all other legal and regulatory requirements regarding service and election or appointment as a director of SPFI, (i) SPFI shall appoint James D. Stein, or if such individual is unable to serve, one (1) other individual from the boards of directors of Bank of Houston or BOH, to be chosen by SPFI in its sole discretion (such appointed individual, the “Board Representative”) as a director of SPFI in connection with and to commence serving immediately following the Closing as a Class II member, and (ii) SPFI shall nominate the Board Representative, or cause the Board Representative to be nominated, for election by the SPFI shareholders at the 2027 annual meeting of the SPFI shareholders and, subject to the satisfaction of the fiduciary duties of the board of directors of SPFI and all other legal and regulatory requirements regarding service and election or appointment as a director of SPFI, use Commercially Reasonable Efforts to provide that the Board Representative is elected by the SPFI shareholders at the 2027 annual meeting of the shareholders of SPFI.

(b)         Contemporaneously with Closing, SPFI, as sole shareholder of City Bank, shall cause City Bank (i) to appoint the Board Representative as a member of its board of directors effective as of the Closing Date, and (ii) to maintain such appointment for a period of two (2) years following the Closing Date, except in the event of the Board Representative’s earlier death, resignation, removal for cause, or disqualification under applicable law; provided, that the obligations of SPFI and City Bank under this Section 6.10(b) shall be subject to the satisfaction of the fiduciary duties of the board of directors of City Bank and all other legal and regulatory requirements regarding service and election or appointment as a director of City Bank.

Section 6.11        BOH Director Resignations. BOH shall use Commercially Reasonable Efforts to deliver to SPFI resignations of those directors of BOH and Bank of Houston at least five (5) calendar days prior to the Closing Date, with each such resignation to be effective as of the Effective Time.

Section 6.12       Section 16 Matters.  If the parties determine that any employee, director or officer of BOH will be subject to the “short swing” liability provisions of Section 16 of the Exchange Act immediately following the Effective Time, then the board of directors of SPFI shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (a) the conversion of BOH Stock into SPFI Common Stock and (b) the acquisition of SPFI Common Stock pursuant to the terms of this Agreement by employees of BOH who may become an officer or director of SPFI subject to the reporting requirements of Section 16(a) of the Exchange Act.  In furtherance of the foregoing, prior to the Effective Time, the board of directors of SPFI shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of SPFI Common Stock is to be exempted, (B) the number of shares of SPFI Common Stock to be acquired by each such individual, (C) the nature of the transaction and (D) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act.  BOH shall provide SPFI with such information as shall be reasonably necessary for the board of directors of SPFI to set forth the information required in the resolutions of the board of directors of SPFI.

ARTICLE VII.
MUTUAL COVENANTS OF SPFI AND BOH

Section 7.1           Notification; Updated Disclosure Schedules.

(a)       BOH shall give prompt written notice to SPFI, and SPFI shall give prompt written notice to BOH, of (i) any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any material respect (without regard to any materiality qualifier contained therein), including as a result of any change in the BOH Disclosure Schedules or the SPFI Disclosure Schedules, respectively, or (ii) the failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; and provided further, however, that if such notification under clause (i) relates to any matter which arises for the first time after the date of this Agreement, then the other party may only terminate this Agreement if such matter would cause the condition set forth in Section 10.1(c), with respect to BOH, and in Section 10.2(c), with respect to SPFI, to be incapable of being satisfied.

(b)        At least ten (10) Business Days prior to the Closing Date, BOH shall provide SPFI with supplemental BOH Disclosure Schedules and SPFI shall provide BOH with updated SPFI Disclosure Schedules reflecting any material changes to the BOH Disclosure Schedules and the SPFI Disclosure Schedules, respectively, between the date of this Agreement and the date thereof.  Delivery of such supplemental BOH Disclosure Schedules and updated SPFI Disclosure Schedules shall not cure a breach or modify a representation or warranty of this Agreement.

Section 7.2        Confidentiality.  SPFI and BOH agree that terms of that Agreement and Non-Disclosure Agreement, dated as of October 14, 2025, by and between SPFI and BOH (the “Confidentiality Agreement”) are incorporated into this Agreement by reference and shall continue in full force and effect and shall be binding on SPFI and BOH and their respective affiliates, officers, directors, employees and representatives as if parties thereto, in accordance with the terms thereof.

Section 7.3        Publicity.  Except as otherwise required by applicable law or securities exchange rules or in connection with the regulatory application process, as long as this Agreement is in effect, neither SPFI nor BOH shall, nor shall they permit any of their officers, directors or representatives to, issue or cause the publication of any press release or public announcement with respect to, or otherwise make any public announcement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

Section 7.4           Certain Tax Matters.

(a)         Each of BOH and SPFI, and their respective Subsidiaries and Affiliates, shall take or cause to be taken, and shall not fail to take or cause to be taken, any action required to cause each of the Merger and the Bank Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.  Without limiting the generality of the foregoing, none of BOH or SPFI (nor any of their respective Subsidiaries or Affiliates) shall take or cause to be taken any action that would reasonably be expected to cause the Merger or the Bank Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b)         SPFI shall deliver to Hunton Andrews Kurth LLP (“Hunton”) and Fenimore Kay Harrison LLP (“FKH”) an officer’s certificate, dated as of the Closing Date, and signed by an officer of SPFI, containing such certifications, representations, warranties and covenants of SPFI as shall be reasonably necessary or appropriate to enable Hunton and FKH to render the opinions described in Section 10.3(c), on the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC) (each, a “SPFI Tax Representation Letter”).  SPFI, its Subsidiaries and Affiliates, shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the SPFI Tax Representation Letter.

(c)         BOH shall deliver to Hunton and FKH an officer’s certificate, dated as of the Closing Date, and signed by an officer of BOH, containing such certifications, representations, warranties and covenants of BOH as shall be reasonably necessary or appropriate to enable Hunton and FKH to render the opinions described in Section 10.3(c) on the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC) (each, a “BOH Tax Representation Letter”).  BOH, its Subsidiaries and Affiliates, shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in the BOH Tax Representation Letter.

(d)      Without limiting the provisions of this Section 7.4, BOH and SPFI shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulations § 1.368-3.

(e)          BOH and SPFI shall evenly divide (50% each) the cost of the payment of all transfer, documentary, sales, use, stamp, registration, conveyance, value added, recording, filing and other such non-income Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by the Agreement, and for any related costs in preparing such non-income Tax Returns.  BOH will file all necessary Tax Returns and other documentation with respect to all such non-income Taxes, fees and charges and, if required by applicable Law, SPFI will join in the execution of any such Tax Returns and other documentation.  Notwithstanding anything to the contrary contained in this section, BOH shall not be responsible for the payment of any stock transfer taxes if payment of the Per Share Merger Consideration is to be made to any Person other than the registered holder of a Certificate, or if a surrendered Certificate is registered in the name of any Person other than the Person(s) signing the transmittal materials with respect to a Certificate.

Section 7.5        Closing Statements.  At least fifteen (15) Business Days prior to the Closing Date, BOH shall deliver to SPFI a statement in substantially the form attached to this Agreement as Schedule 7.5 (the “Initial Closing Statement”) setting forth the final BOH Expenses, including any BOH Expenses projected through the Closing Date, with all necessary and appropriate supporting information and documentation that is reasonably satisfactory to SPFI.  BOH shall also update the Initial Closing Statement following its delivery, if necessary, to reflect any changes therein.  In the event SPFI disputes any item in the Initial Closing Statement, the parties shall confer in good faith to resolve any such dispute.  The term “Final Closing Statement” shall mean the Initial Closing Statement, as it may be adjusted pursuant to this Section 7.5 to reflect any changes or resolve any disputes, as reasonably agreed upon by the parties at least two (2) Business Days prior to the Closing Date.

Section 7.6         Efforts to Consummate.  Subject to the terms and conditions set forth in this Agreement, SPFI and BOH shall, and shall cause their respective Subsidiaries to, use Commercially Reasonable Efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, (a) the satisfaction of the conditions precedent to the obligations of BOH (in the case of SPFI) and SPFI (in the case of BOH) to the Merger and the Bank Merger, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the obtaining of all necessary consents, approvals and authorizations of, or exemptions by, any Governmental Body, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger or the Bank Merger and to fully carry out the purposes of this Agreement.

ARTICLE VIII.
CLOSING

Section 8.1         Closing.  The closing of the transactions contemplated by this Agreement (“Closing”) shall take place remotely via the exchange of documents and signatures or at such location mutually acceptable to the parties hereto.  Unless the parties mutually agree in writing, the Closing shall take place as soon as practicable once conditions of Article X have been satisfied or waived but in any event within the thirty (30) day period commencing on the later of the following dates and in no event later than November 1, 2026, unless extended pursuant to Section 9.1(a)(iii) or the parties otherwise mutually agree in writing:

(a)          the receipt of the BOH Shareholder Approval and the last Regulatory Approval and the expiration of any statutory or regulatory waiting period which is necessary to effect the Merger and the Bank Merger; and

(b)         if the transactions contemplated by this Agreement are being contested in any Proceeding and SPFI or BOH, pursuant to Section 10.3(a), has elected to contest the same, then the date that such Proceeding has been brought to a conclusion favorable, in the reasonable judgment of each of SPFI and BOH, to the consummation of the transactions contemplated herein, or such prior date as each of SPFI and BOH shall elect whether or not such proceeding has been brought to a conclusion.

Section 8.2          Effective Time.  Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement including, among other conditions, the receipt of the BOH Shareholder Approval and the Regulatory Approvals, the Merger shall become effective, and the effective time of the Merger shall occur, at the date and time specified in the certificate of merger to be filed with the Secretary of State of the State of Texas (“Effective Time”).

ARTICLE IX.
TERMINATION

Section 9.1          Termination.

(a)      Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger contemplated hereby may be abandoned by action of the board of directors of SPFI or BOH at any time prior to the Effective Time if:

(i)           any court of competent jurisdiction in the United States or other Governmental Body shall have issued an Order enjoining or otherwise prohibiting the Merger or the Bank Merger and such Order shall be final and non-appealable;

(ii)           any of the transactions contemplated by this Agreement are disapproved (or the applications or notices for which are suggested or recommended to be withdrawn) by any Governmental Body or any other Person whose approval is required to consummate any of such transactions;

(iii)         the Effective Time has not occurred on or before November 1, 2026, unless the Effective Time is delayed solely on account of a determination not having been made on the transaction by any Governmental Body required for consummation of the Merger or Bank Merger in which case such date may be extended unilaterally by SPFI for an additional sixty (60) calendar days, or such later date as may be mutually agreed to by SPFI and BOH; but the right to terminate under this Section 9.1(a)(iii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the Effective Time to occur on or before such applicable date; or

(iv)          the BOH Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the BOH Shareholder Meeting.

(b)         This Agreement may be terminated at any time prior to the Effective Time by action of the board of directors of BOH if SPFI shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of SPFI contained herein shall be inaccurate in any material respect.  If the board of directors of BOH desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in this Section 9.1(b), the board of directors must notify SPFI in writing of its intent to terminate stating the reason therefor.  SPFI shall have thirty (30) calendar days from the receipt of such notice to cure the alleged breach or inaccuracy, if the breach or inaccuracy is capable of being cured.

(c)         This Agreement may be terminated at any time prior to the Effective Time by action of the board of directors of SPFI if (i) BOH fails to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of BOH contained herein shall be inaccurate in any material respect, (ii) any approval required to be obtained from any regulatory authority or agency is obtained subject to restrictions or conditions on the operations of BOH, Bank of Houston, SPFI or City Bank that, in the reasonable judgment of SPFI, materially and adversely impairs the value of BOH and its Subsidiaries, taken as a whole, to SPFI; that materially and adversely impairs the economic or business benefits of the transactions contemplated by this Agreement to SPFI; that would require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation, or fee arrangements of SPFI or any of its Subsidiaries; or otherwise would, in the reasonable judgment of SPFI, be so burdensome as to render inadvisable the consummation of the transactions contemplated by this Agreement, (any such restriction or condition, a “Burdensome Condition”) or (iii) any of the conditions set forth in Section 5.12(d) shall have occurred; provided, however, that any condition, restriction, or requirement imposed by a Governmental Body which is customarily imposed in published orders or approvals for transactions such as the Merger or the Bank Merger shall not, in and of themselves, constitute a Burdensome Condition.   In the event the board of directors of SPFI desires to terminate this Agreement because of an alleged breach or inaccuracy as provided in clause (i) of this Section 9.1(c), the board of directors must notify BOH in writing of its intent to terminate stating the reason therefor.  BOH shall have thirty (30) calendar days from the receipt of such notice to cure the alleged breach or inaccuracy, if the breach or inaccuracy is capable of being cured.

(d)         This Agreement may be terminated at any time prior to the Effective Time upon the mutual written consent of SPFI and BOH and the approval of such action by their respective boards of directors.

(e)        This Agreement may be terminated at any time before the BOH Shareholder Approval by the board of directors of BOH if before such time, BOH receives an unsolicited bona fide Acquisition Proposal and the board of directors of BOH determines in its good faith judgment (after consultation with its financial advisors and outside legal counsel), that (i) such Acquisition Proposal (if consummated pursuant to its terms and after giving effect to the payment of the Termination Fee (as defined herein)) is a Superior Proposal and (ii) the failure to terminate this Agreement and accept such Superior Proposal would cause or would be reasonably likely to cause it to violate its fiduciary duties under applicable law; provided, however, that BOH may not terminate this Agreement under this Section 9.1(e) unless the provisions of Section 5.6(d) have been satisfied.

(f)          This Agreement may be terminated at any time before the Closing by the board of directors of SPFI if (i) BOH has breached the covenant contained in Section 5.6 in a manner adverse to SPFI; (ii) the board of directors of BOH resolves to accept a Superior Proposal; or (iii) the board of directors of BOH effects a Change in Recommendation.

Section 9.2          Effect of Termination.  Except as provided in Section 9.3, if this Agreement is terminated by either SPFI or BOH as provided in Section 9.1, this Agreement shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, except that the provisions of Section 5.12, Section 7.2, this Section 9.2 and Section 11.5 shall survive termination of this Agreement.  Nothing contained in this Section 9.2 shall relieve any party hereto of any liability for a breach of this Agreement.

Section 9.3        Termination Fee.  To compensate SPFI for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities by SPFI, BOH and SPFI agree as follows:

(a)         Provided that SPFI is not in material breach of any covenant or obligation under this Agreement (which breach has not been cured within thirty (30) calendar days following receipt of written notice thereof by BOH specifying in reasonable detail the basis of such alleged breach), if this Agreement is terminated by:

(i)            BOH under the provisions of Section 9.1(e), then BOH shall pay to SPFI in immediately available funds the sum of $4,235,314 (the “Termination Fee”);

(ii)        SPFI under the provisions of Section 9.1(f), then BOH shall pay to SPFI the Termination Fee in immediately available funds;

(iii)        either SPFI or BOH under the provisions of Section 9.1(a)(iii), if, at the time of termination, the Registration Statement has been declared effective for at least twenty-five (25) Business Days prior to such termination and BOH shall have failed to call, give notice of, convene and hold BOH Shareholder Meeting in accordance with Section 5.1, then BOH shall pay to SPFI the Termination Fee in immediately available funds;

(iv)        either SPFI or BOH under the provisions of Section 9.1(a)(iii), if, at such time, the BOH Shareholder Approval has not occurred and if, at the time of termination, there exists an Acquisition Proposal with respect to BOH and within twelve (12) months of the termination of this Agreement, BOH enters into an Acquisition Agreement with any Person with respect to such Acquisition Proposal, then BOH shall pay to SPFI the Termination Fee in immediately available funds; or

(v)           either SPFI or BOH under the provisions of Section 9.1(a)(iv), if, at the time of termination, there exists a Superior Proposal with respect to BOH, then BOH shall pay to SPFI the Termination Fee in immediately available funds.

(b)        The payment of the Termination Fee shall be SPFI’s sole and exclusive remedy with respect to termination of this Agreement as set forth in this Section 9.3.  For the avoidance of doubt, in no event shall the Termination Fee under the circumstances described in this Section 9.3 be payable on more than one occasion.

(c)        Any payment required by this Section 9.3 shall become payable within two (2) Business Days after receipt by the non-terminating party of written notice of termination of this Agreement.

ARTICLE X.
CONDITIONS PRECEDENT

Section 10.1      Conditions Precedent to Obligations of SPFI.  The obligation of SPFI under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date of the following conditions, which may be waived by SPFI in its sole discretion, to the extent permitted by applicable law:

(a)          Compliance with Representations and Warranties.  (i) Each of the representations and warranties of BOH set forth in Sections 3.1, 3.2, 3.3, 3.83.33 and 3.34 shall be true and correct in all respects (other than inaccuracies that are de minimis in amount and effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representation or warranty is made specifically as of an earlier date, in which case as of such earlier date); (ii) each of the other representations and warranties made by BOH in this Agreement shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality or Material Adverse Effect, in which case such representations and warranties as so qualified are true and correct in all respects) as of the date of this Agreement (except to the extent such representation or warranty is made specifically as of an earlier date, in which case as of such earlier date); provided, however, that BOH may cure any such inaccurate representation or warranty covered by this clause (ii) by providing written notice to SPFI or taking lawful action to cure within thirty (30) calendar days of BOH having knowledge of such inaccuracy; and (iii) each of the representations and warranties made by BOH in this Agreement, other than set forth in Sections 3.1, 3.2, 3.3, 3.83.33 and 3.34, shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality or Material Adverse Effect, in which case such representations and warranties as so qualified shall be true and correct in all respects) as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of the Closing Date, (except to the extent such representation or warranty is made specifically as of an earlier date, in which case as of such earlier date).  SPFI shall have received a certificate, executed by an appropriate representative of BOH and dated as of the Closing Date, to the foregoing effect.

(b)         Performance of Obligations.  BOH shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with by it prior to or at the Closing.  SPFI shall have received a certificate, executed by an appropriate representative of BOH and dated as of the Closing Date, to the foregoing effect.

(c)         Absence of Material Adverse Change. No Material Adverse Effect on BOH or Bank of Houston shall have occurred since the date of this Agreement.

(d)          Government Approvals. None of the Regulatory Approval shall contain a Burdensome Condition.

(e)          Certain Agreements.

(i)             Each of the Director Support Agreements shall remain in full force and effect.

(ii)           Simultaneously with the execution of this Agreement, SPFI having received from each of the directors and executive officers of BOH and Bank of Houston  a Release, the form of which is attached as Exhibit D, and such Releases remain in full force and effect as of the Closing Date.

(f)         Dissenters’ Rights.  Holders of shares representing no more than five percent (5%) of the issued and outstanding BOH Stock, in the aggregate, shall have demanded or shall be entitled to receive payment of the fair value of their shares as dissenting shareholders.

(g)        Consents and Approvals.  The Required Consents shall have been obtained, and SPFI shall have received evidence thereof in form and substance reasonably satisfactory to SPFI and all applicable waiting periods shall have expired.

(h)         Outstanding Litigation.  BOH shall accrue for any reasonable costs and expenses, including legal fees and expenses and settlement costs, related to the outstanding Proceedings set forth in Section 3.5 of the BOH Disclosure Schedules, as such schedule may be updated, as specified in such schedule, or if no such amount is specified, as jointly determined by BOH and SPFI.  No accrual will be required for any Proceeding that is settled or dismissed in any final, binding and non-appealable Proceeding after payment of all related fees, costs and expenses owed by BOH or any of its Subsidiaries.

(i)          Termination of BOH Employee Plans.  BOH shall have terminated all BOH Employee Plans listed on Section 5.15 of the BOH Disclosure Schedules.

(j)          Payoff of BOH Indebtedness.  BOH shall have taken all action necessary to effect, as of the Effective Time, the payoff and retirement of the BOH Indebtedness in accordance with Section 5.18.

(k)         Secretary’s Certificate.  BOH shall have delivered to SPFI a certificate, dated as of the Closing Date, executed by the Secretary or an Assistant Secretary of BOH, acting solely in his or her official capacity, certifying (i) the due adoption by the BOH board of directors of corporate resolutions attached to such certificate authorizing the Merger and the execution and delivery of this Agreement and the other agreements and documents contemplated by this Agreement; (ii) the BOH Shareholder Approval; (iii) the Organizational Documents of BOH; (iv) a true and correct list of record shareholders of BOH as of the Closing Date; and (v) the incumbency and true signatures of those officers of BOH duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and the other agreements, documents and instruments contemplated by this Agreement.

(l)          Other Documents.  BOH shall have delivered to SPFI all other instruments and documents which SPFI or its counsel may reasonably request to effectuate the transactions contemplated hereby.

Section 10.2       Conditions Precedent to Obligations of BOH.  The obligation of BOH under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by BOH in its sole discretion, to the extent permitted by applicable law:

(a)         Compliance with Representations and Warranties.  (i) Each of the representations and warranties of SPFI set forth in Sections 4.1, 4.2, 4.3, 4.9, 4.11 and 4.12 shall be true and correct (other than inaccuracies that are de minimis in amount and effect) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representation or warranty is made specifically as of an earlier date, in which case as of such earlier date); (ii) each of the other representations and warranties made by SPFI in this Agreement shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality or Material Adverse Effect, in which case such representations and warranties as so qualified shall be true and correct in all respects) as of the date of this Agreement (except to the extent such representation or warranty is made specifically as of an earlier date, in which case as of such earlier date); provided, however, that SPFI may cure any such inaccurate representation or warranty covered by this clause (ii) by providing written notice to BOH or taking lawful action to cure within thirty (30) calendar days of SPFI having knowledge of such inaccuracy; and (iii) each of the representations and warranties made by SPFI in this Agreement, other than set forth in Sections 4.1, 4.2, 4.3, 4.9, 4.11 and 4.12, shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality or Material Adverse Effect, in which case such representations and warranties as so qualified shall be true and correct in all respects) as of the Closing Date with the same force and effect as if such representations and warranties were made on and as of the Closing Date, (except to the extent such representation or warranty is made specifically as of an earlier date, in which case as of such earlier date).  BOH shall have received a certificate, executed by an appropriate representative of SPFI and dated as of the Closing Date, to the foregoing effect.

(b)        Performance of Obligations.  SPFI shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing.  BOH shall have received a certificate, executed by an appropriate representative of SPFI and dated as of the Closing Date, to the foregoing effect.

(c)         Absence of Material Adverse Change.  No Material Adverse Effect on SPFI or City Bank shall have occurred since the date of this Agreement.

(d)         Consents and Approvals.  The consents set forth in the SPFI Disclosure Schedules shall have been obtained, and BOH shall have received evidence thereof in form and substance reasonably satisfactory to BOH and all applicable waiting periods shall have expired.

(e)          Secretary’s Certificate.  SPFI shall have delivered to BOH a certificate, dated as of the Closing Date, executed by the Secretary or an Assistant Secretary of SPFI, acting solely in his or her official capacity, certifying (i) the due adoption by the board of directors of SPFI of corporate resolutions attached to such certificate authorizing the Merger and the execution and delivery of this Agreement and the other agreements and documents contemplated by this Agreement; (ii) the Organizational Documents of SPFI; and (iii) the incumbency and true signatures of those officers of SPFI duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and the other agreements, documents and instruments contemplated by this Agreement.

Section 10.3       Conditions Precedent to Obligations of SPFI and BOH.  The respective obligations of SPFI and BOH under this Agreement are subject to the satisfaction, at or prior to the Closing Date, of the following conditions which may be waived by SPFI and BOH, respectively, in their sole discretion, to the extent permitted by applicable law:

(a)     Government Approvals.  SPFI shall (i) have received the Regulatory Approvals, and (ii) any statutory or regulatory waiting period necessary to effect the Merger and the transactions contemplated hereby, including the Bank Merger, shall have expired.  Such approvals and the transactions contemplated hereby shall not have been contested by any Governmental Body or any third party (except shareholders asserting dissenters’ rights) by formal proceeding.  It is understood that, if any such contest is brought by formal proceeding, SPFI or BOH may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Merger and the transactions contemplated hereby over such objection.

(b)      Shareholder Approval.  The shareholders of BOH shall have approved this Agreement and the transactions contemplated hereby by the requisite vote.

(c)      Tax Opinions.  BOH shall have received an opinion of FKH, and SPFI shall have received an opinion of Hunton, in each case dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code.  In rendering such opinion, such counsel may require and rely upon and may incorporate by reference certifications, representations, warranties and covenants, including (without limitation) those contained in the SPFI Tax Representation Letter and BOH Tax Representation Letter, and such other information reasonably requested and provided by SPFI and BOH for purposes of rendering such opinion.

(d)         No Adverse Action, Law or Order.  No action having been taken, and no law, statute, rule, regulation or Order being promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the transactions contemplated hereby by any federal, state or foreign government or Governmental Body or by any court, including the entry of a preliminary or permanent injunction, which, if successful, would (i) make this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (ii) impose material limits on the ability of any party to this Agreement to complete this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (iii) if this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby are completed, subject BOH, SPFI or any of their Subsidiaries or any officer, director, shareholder or employee of BOH, SPFI or their respective Subsidiaries to criminal or civil liability.  Further, no action or Proceeding before any court or Governmental Body, by any government or Governmental Body or by any other Person is threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (i) through (iii) above.

(e)          Registration of SPFI Common Stock.  The Registration Statement covering the shares of SPFI Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop orders suspending such effectiveness shall be in effect, and no Proceeding by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the SPFI Common Stock to be issued in the Merger shall have been received and such approval shall not have been withdrawn or revoked.

(f)        Listing of SPFI Common Stock.  The shares of SPFI Common Stock to be delivered to the shareholders of BOH pursuant to this Agreement shall have been authorized for listing on Nasdaq.

ARTICLE XI.
MISCELLANEOUS

Section 11.1      Certain Definitions.  Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

(a)         “Actual Adjusted Shareholders’ Equity” means the total shareholders’ equity presented on BOH’s balance sheet, as determined in accordance with GAAP, less any BOH Expenses (as defined herein) and including BOH’s good faith estimate of all earnings or losses, as applicable, through the Closing Date.

(b)         “Acquisition Agreement” means any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase agreement, share exchange agreement, option agreement or any similar agreement related to any Acquisition Proposal.

(c)        “Acquisition Proposal” means any bona fide proposal (whether communicated to BOH or publicly announced to BOH’s shareholders) by any Person (other than SPFI or any of its Affiliates) for an Acquisition Transaction (as defined herein) involving BOH, any Subsidiary of BOH or any future Subsidiary of BOH, or any combination of such Subsidiaries, the assets of which constitute, or would constitute, twenty percent (20%) or more of the consolidated assets of BOH as reflected on BOH’s most recent consolidated statement of condition prepared in accordance with GAAP.

(d)      “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from BOH by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act), other than SPFI or any of its Affiliates, of twenty percent (20%) or more in interest of the total outstanding voting securities of BOH or Bank of Houston, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than SPFI or any of its Affiliates) beneficially owning twenty percent (20%) or more in interest of the total outstanding voting securities of BOH or Bank of Houston, or any merger, consolidation, business combination or similar transaction involving BOH or Bank of Houston pursuant to which the shareholders of BOH immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the Ordinary Course of Business), or exchange, transfer, license, acquisition or disposition of twenty percent (20%) or more of the assets of BOH or Bank of Houston; or (iii) any liquidation or dissolution of BOH or Bank of Houston.

(e)        “Affiliate” means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified, unless a different definition has been included in this Agreement for purposes of a particular provision hereof.  For purposes of this definition, “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting equity interest, by contract or otherwise.

(f)        “Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code.

(g)       “Aggregate Cash Consideration” means the sum of (i) the Warrants Cash Consideration and the SARs Cash Consideration plus (ii) the Fractional Share Cash Consideration.

(h)       “Aggregate Stock Consideration” means the product of (A) the Exchange Ratio, multiplied by (B) the BOH Closing Shares.

(i)       “BOH Closing Shares” means the aggregate of the number of shares of BOH Stock issued and outstanding immediately prior to the Effective Time, rounded down to the nearest whole share of BOH Stock.

(j)          “BOH Expenses” means the reasonable estimate, determined in good faith by BOH and set forth in Section 5.20 of the BOH Disclosure Schedules, of the after-tax amount of all of the costs and expenses that BOH and its Subsidiaries reasonably expect to pay or accrue in connection with the Merger and the other transactions contemplated by this Agreement, including without limitation: (i) the amount of any costs, fees, expenses and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement or the transactions contemplated hereby, (ii) the amount of all legal and accounting fees and other expenses incurred in connection with the negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby, (iii) the amount of any costs, fees, expenses, contract payments, penalties or liquidated damages paid or accrued in connection with the termination of contracts by BOH or Bank of Houston, including any and all expenses charged by BOH or Bank of Houston’s service, software or technology company providers or vendors, including for deconversion and release of records, electronic or otherwise, such contracts listed in Section 5.7 of the BOH Disclosure Schedules, (iv) costs to terminate each of the BOH Employee Plans requested by SPFI to be terminated in accordance with Section 5.15, (v) the amount of any payments to be made or accrued pursuant to any existing employment, change in control, salary continuation, deferred compensation or other similar agreements or arrangements or severance, noncompetition, retention or bonus arrangements between BOH or Bank of Houston and any other Person (as defined herein) (including any “excess parachute payments” within the meaning of Section 280G of the Code or similarly applicable state law) and in excess of the applicable amount accrued for any such payment in accordance with GAAP on BOH’s consolidated balance sheet in the Ordinary Course of Business and consistent with past practice, (vi) the premium or additional cost or expense incurred to purchase the Tail Policy pursuant to Section 5.8, (vii) a mutually agreed estimate of any federal, state or local income Tax obligations, including, for the avoidance of doubt, any franchise or margin Tax obligations incurred for any Pre-Closing Tax Period or that portion of a Straddle Period that ends on the Closing Date, and any other Tax obligation for that portion of a Straddle Period that begins before and ends on the Closing Date, (viii) a mutually agreeable estimate of the cost of preparing and filing the federal and state income Tax Returns of BOH and its Subsidiaries, and (ix) other amounts mutually agreed upon in writing by SPFI and BOH.

(k)        “Borrower” means any Person (including any Affiliate, shareholder, member or partner of such Person) and any guarantor, surety, spouse, co-maker or co-obligor of any extension of credit to any Person;

(l)         “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in Lubbock, Texas or Houston, Texas.

(m)        “CECL” means Current Expected Credit Losses, a credit loss accounting standard that was issued by the Financial Accounting Standards Board on June 16, 2016, pursuant to Accounting Standards Update (ASU) No. 2016, Topic 326, as amended.

(n)        “Commercially Reasonable Efforts” means the reasonable efforts that a reasonably prudent Person would use in similar circumstances to achieve such results as expeditiously as possible, provided that such Person is not required to expend funds or assume Liabilities beyond those that are reasonable in nature and amount in the context of the transactions contemplated by this Agreement.

(o)        “Controlled Group Liability” means any and all Liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq.  of ERISA and Section 4980B of the Code or similar state law, and (v) under corresponding or similar provisions of foreign laws or regulations.

(p)          “Conversion Date” means the date for the core system conversion of Bank of Houston to the data processing system of City Bank and which date is anticipated to be May 8, 2026.

(q)          “Employee Benefit Plan” means any plan, policy, arrangement, program, practice or agreement that is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, any “employee benefit plan” within the meaning of Section 3(3) of ERISA or any employment or consulting agreement, or employee stock ownership, bonus, incentive, profit sharing, equity or equity-based compensation, stock purchase, stock option, stock appreciation right, restricted stock, restricted stock unit, phantom stock, deferred compensation, retention, severance, change of control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation, pension, paid time off or fringe benefit plan, policy, arrangement, program, practice or agreement.

(r)         “Environmental Laws,” as used in this Agreement, means all applicable federal, state or local statutes, laws, rules, regulations, ordinances or codes now in effect and in each case as amended to date and any controlling judicial or administrative interpretation thereof, including all common law theories (at law or in equity), any judicial or administrative order, consent decree, or judgment, relating to pollution, preservation, remediation or protection of the environment, natural resources, human health or safety, or Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

(s)           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(t)          “ERISA Affiliates” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(u)         “Exchange Ratio Reduction Amount” means an amount, rounded to the ten-thousandth decimal point, equal to (A) the Shareholders’ Equity Shortfall, divided by (B) the BOH Closing Shares (other than Cancelled Shares), divided by (C) the SPFI Share Closing Price.

(v)        “Governmental Body” means any supranational, national, federal, state, local, municipal, foreign or other government or quasi-governmental authority or any department, agency, commission, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

(w)         “Hazardous Materials” includes, but is not limited to, (i) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, mold, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (ii) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (iii) any other chemical, material, waste or substance which is in any way regulated as hazardous or toxic by any federal, state or local Governmental Body, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of BOH or any of its Subsidiaries in compliance with all Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

(x)         “knowledge” and phrases of similar import means, as to BOH, the actual knowledge of any executive officer of Bank of Houston designated by Bank of Houston as an “executive officer” pursuant to Regulation O, 12 C.F.R. § 215.1, et seq., after reasonable inquiry and, as to SPFI, the actual knowledge of any executive officer of SPFI after reasonable inquiry.

(y)        “Liability” means any liability, debt, obligation, loss, damage, claim, cost or expense (including court costs and reasonable attorneys’, accountants’ and other experts’ fees and expenses associated with investigating, preparing for and participating in any litigation or proceeding, including all appeals), interest, penalties, amounts paid in settlement, Taxes, fines, judgments or assessments, in each case, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due.

(z)        “Material Adverse Effect” with respect to any Person means any effect, change, development or occurrence that individually, or in the aggregate together with all other effects, changes, developments or occurrences, (i) is material and adverse to the financial condition, assets, properties, deposits, results of operations, earnings, business or cash flows of that Person, taken as a whole; provided, however, that a Material Adverse Effect shall not be deemed to include any effect on the referenced Person which is caused by (A) changes in laws and regulations or interpretations thereof that are generally applicable to the banking or savings industries; (B) changes in GAAP or regulatory accounting principles that are generally applicable to the banking or savings industries; (C) changes in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to each of BOH and SPFI, in the respective markets in which they operate), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry; (D) general changes in the credit markets or general downgrades in the credit markets; (E) actions or omissions of a party required by this Agreement or taken with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated hereby; (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (G) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any epidemic, pandemic, or outbreak of any disease or other public health event in the jurisdictions in which Bank of Houston or City Bank operate; except to the extent that the effects of such changes in the foregoing (A) through (D), (F) or (G) disproportionately affect such Person and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Person and its Subsidiaries operate; or (ii) prevents or materially impairs any party from consummating the Merger, or any of the transactions contemplated by this Agreement, including the Bank Merger, to which such Person is a party.

(aa)       “Merger Consideration” means the sum of the Aggregate Stock Consideration and the Aggregate Cash Consideration.

(bb)        “Minimum Adjusted Shareholders’ Equity” means $70,500,000.

(cc)        “Order” means any award, decision, decree, injunction, judgment, order, ruling, or verdict entered, issued, made or rendered by any court, administrative agency or any other Governmental Body.

(dd)       “Ordinary Course of Business” means the ordinary course of business of BOH or Bank of Houston consistent with past custom and practice (including with respect to nature, scope, magnitude, quantity and frequency) and safe and sound banking practices.

(ee)      “Organizational Documents” means (i) with respect to a corporation, the articles or certificate of formation and bylaws of such entity, (ii) with respect to a limited partnership, the certificate of limited partnership (or equivalent document) and partnership agreement or similar operational agreement, (iii) with respect to a limited liability company, the articles of organization (or equivalent document) and regulations, company agreement, or similar operational document and (iv) with respect to any foreign entity, equivalent constituent and governance documents.

(ff)        “Per Share Merger Consideration Value” means the product of (1) the Exchange Ratio, multiplied by (2) the SPFI Share Closing Price.

(gg)       “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Body or any department, agency or political subdivision thereof.

(hh)       “Pre-Closing Tax Period” means any period ending prior to or on and including the Closing Date and that portion through and including the Closing Date for any Straddle Period (as defined herein).

(ii)         “Proceeding” means any action, suit, litigation, arbitration, lawsuit, claim, proceeding, hearing, audit, investigation or dispute (whether civil, criminal, administrative, investigative, at law or in equity) commenced, brought, conducted, pending or heard by or before, or otherwise involving, any Governmental Body or any arbitrator.

(jj)         “Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens for Taxes not yet due and payable or for Taxes that BOH or any of its Subsidiaries is contesting in good faith through appropriate proceedings, if any, and for which adequate reserves have been established on the most recent applicable Balance Sheet in accordance with GAAP, (iii) purchase money liens and liens securing rental payments under capital lease arrangements, and (iv) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

(kk)       “Shareholders’ Equity Shortfall” means the absolute value of the amount by which Actual Adjusted Shareholders’ Equity is less than the Minimum Adjusted Shareholders’ Equity.

(ll)          “Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

(mm)     “Subsidiary” or “Subsidiaries” means, with respect to any Person, any other Person (other than a natural person), whether incorporated or unincorporated, in which such Person, directly or indirectly through one or more Subsidiaries (i) holds a fifty percent (50%) or more equity interest or (ii) owns at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions; provided, however, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

(nn)     “Superior Proposal” means any bona fide written Acquisition Proposal which the board of directors of BOH reasonably determines, in its good faith judgment based on, among other things, the advice of BOH’s outside legal counsel and financial advisor, (i) to be more favorable from a financial point of view to BOH’s shareholders than the Merger, taking into account all terms and conditions of the proposal and (ii) reasonably capable of being consummated on the terms proposed, taking into account all legal, financial, regulatory (including the advice of BOH’s outside legal counsel regarding the potential for regulatory approval of any such proposal) and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, that for purposes of the definition of “Superior Proposal,” the references to “twenty percent (20%)” and “eighty percent (80%)” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “fifty percent (50%).”

(oo)       “Tax” or “Taxes” means all (i) U.S. federal, state or local or non-U.S. taxes, assessments, charges, duties, levies or other similar governmental charges of any nature, including all income, franchise, margin, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, employment, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, sick pay, disability, registration and other taxes, assessments, charges, duties, fees, levies or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest; (ii) any Liability for the payment of any amount of a type described in clause (i) arising by operation of law, Treasury Regulations § 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise; and (iii) any Liability for the payment of any amount of a type described in clause (i) or clause (ii) as a result of any obligation to indemnify or otherwise assume or succeed to the Liability of any other Person.

(pp)       “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with a Governmental Body, including any schedule or attachment thereto, and including any amendment thereof.

(qq)       “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the U.S. Department of the Treasury pursuant to and in respect of the provisions of the Code.

(rr)         “Union” means a union, works council or other labor organization.

(ss)        “WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

Section 11.2         Other Definitional Provisions.

(a)       All references in this Agreement to BOH Disclosure Schedules, SPFI Disclosure Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding BOH Disclosure Schedules, SPFI Disclosure Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise.  Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof.

(b)         The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur.  The word “or” is exclusive, and the word “including” (in its various forms) means including without limitation.

(c)          All references to “$” and dollars shall be deemed to refer to U.S. currency unless otherwise specifically provided.

(d)        Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(e)        References herein to any law shall be deemed to refer to such law as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder.

(f)        References herein to any contract, agreement, commitment, arrangement or similar terms mean the foregoing as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any contract, agreement, commitment, arrangement or similar matter listed on any schedule hereto, all such amendments, supplements, or modifications must also be listed on such schedule.

(g)         The term “day” refers to a calendar day unless expressly identified as a Business Day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(h)      Each representation, warranty, covenant and agreement contained in this Agreement will have independent significance, and the fact that any conduct or state of facts may be within the scope of two or more provisions in this Agreement, whether relating to the same or different subject matters and regardless of the relative levels of specificity, shall not be considered in construing or interpreting this Agreement.

(i)        References herein to documents being “made available” means that such documents, prior to the date of this Agreement, have been uploaded by the applicable party to the virtual data room maintained by BOH’s financial advisor and to which representatives of each of the parties hereto have access, or are incorporated in, attached to or otherwise available in any of the publicly-available filings that SPFI or Bank of Houston has made with any Governmental Body.

Section 11.3        Investigation; Survival of Agreements.  No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation.  Except for those covenants and agreements expressly to be carried out after the Effective Time, the agreements, representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Effective Time.

Section 11.4       Amendments.  This Agreement may be amended by the parties hereto, by action taken by or on behalf of their respective boards of directors, at any time before or after the BOH Shareholder Approval; provided, however, that after such approval no such amendment shall reduce the value of or change the form of the consideration to be delivered to each of BOH’s shareholders as contemplated by this Agreement, unless such amendment is subject to the obtaining of the approval of the amendment by the shareholders of BOH and such approval is obtained.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement.

Section 11.5        Expenses.  Whether or not the transactions provided for herein are consummated, each party to this Agreement shall pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement.

Section 11.6         Notices.  Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person, mailed by first class mail, postage prepaid or sent by email, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to SPFI:

South Plains Financial, Inc.
5219 City Bank Parkway
Lubbock, Texas 76407
Attention:	Curtis C. Griffith Cory T. Newsom
Email:	cgriffith@city.bank cnewsom@city.bank

With a copy to:

Hunton Andrews Kurth LLP
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202
Attention:	Peter G. Weinstock Heather A. Eastep
Email:	pweinstock@hunton.com heastep@hunton.com

If to BOH:

BOH Holdings Inc.
4400 Post Oak Parkway, Suite 2260
Houston, Texas 77027
Attention:	James D. Stein
Email:	jstein@bohbank.com

With a copy to:

Fenimore Kay Harrison, LLP
812 San Antonio Street, Suite 600
Austin, Texas 78701
Attention:	Chet A. Fenimore Brent Standefer, Jr.
Email:	cfenimore@fkhpartners.com bstandefer@fkhpartners.com

All notices sent by mail as provided above shall be deemed delivered three (3) calendar days after deposit in the mail.  All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by email shall be deemed delivered upon confirmation of receipt.  All other notices shall be deemed delivered when actually received.  Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.  Notices permitted to be sent via e-mail shall be deemed delivered only if sent to such persons at such e-mail addresses as may be set forth in writing (and confirmation of receipt is received by the sending party).

Section 11.7   Controlling Law; Jurisdiction. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.  EACH PARTY IRREVOCABLY AGREES THAT ANY LEGAL ACTION, SUIT, OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT INVOLVING ONE OR MORE CLAIMS THAT THE PARTY INITIATING SUIT BELIEVES IN GOOD FAITH TO SATISFY THE JURISDICTIONAL REQUIREMENTS FOR ADJUDICATION BY THE TEXAS BUSINESS COURT (TEX. GOVT. CODE 25A) SHALL BE INITIATED IN AND DETERMINED BY THE TEXAS BUSINESS COURT FOR THE ELEVENTH JUDICIAL DIVISION WITH VENUE IN HARRIS COUNTY, TEXAS.  THE PARTIES FURTHER IRREVOCABLY CONSENT TO THE TEXAS BUSINESS COURT’S EXERCISE OF SUPPLEMENTAL JURISDICTION OVER ANY OTHER CLAIM(S) OR COUNTERCLAIM(S) THAT FORM PART OF THE SAME CASE OR CONTROVERSY, REGARDLESS OF WHETHER THE TEXAS BUSINESS COURT WOULD HAVE INITIAL JURISDICTION OVER SUCH CLAIM(S) OR COUNTERCLAIM(S). IN THE EVENT THAT ANY LEGAL ACTION, SUIT, OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT DOES NOT INVOLVE A CLAIM THAT SATISFIES THE JURISDICTIONAL REQUIREMENTS FOR ADJUDICATION BY THE TEXAS BUSINESS COURT, EACH PARTY IRREVOCABLY AGREES THAT ANY SUCH LEGAL ACTION, SUIT, OR PROCEEDING SHALL BE INITIATED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS, HOUSTON DIVISION, ASSUMING JURISDICTION EXISTS IN THAT COURT.  IF NOT, AND ONLY IF NOT, THEN ANY SUCH LEGAL ACTION, SUIT, OR PROCEEDING SHALL BE BROUGHT IN THE DISTRICT OR COUNTY COURTS AT LAW OF LUBBOCK COUNTY, TEXAS.  HOWEVER, IF FACTS ESTABLISHING THE TEXAS BUSINESS COURT’S JURISDICTION ARE DISCOVERED AFTER A LEGAL ACTION, SUIT, OR PROCEEDING IS INITIATED IN A DIFFERENT COURT, EACH PARTY AGREES THAT IT SHALL JOIN THE OTHER PARTY IN FILING AN AGREED NOTICE OF REMOVAL TO THE TEXAS BUSINESS COURT, SO LONG AS THE REQUEST IS NOT MADE LATER THAN THE THIRTIETH (30TH) CALENDER DAY AFTER THE DATE THE PARTY REQUESTING REMOVAL DISCOVERED FACTS ESTABLISHING THE TEXAS BUSINESS COURT’S JURISDICTION OVER THE LEGAL ACTION, SUIT, OR PROCEEDING.  FAILURE TO REQUEST REMOVAL OF A DISPUTE WITHIN THIRTY (30) CALENDAR DAYS AFTER THE DATE SUCH PARTY DISCOVERED FACTS ESTABLISHING THE TEXAS BUSINESS COURT’S JURISDICTION SHALL NOT PREVENT THE NON-REQUESTING PARTY FROM JOINING THE REQUESTING PARTY IN FILING AN AGREED NOTICE OF REMOVAL TO THE TEXAS BUSINESS COURT, THOUGH THE NON-REQUESTING PARTY SHALL HAVE NO OBLIGATION TO DO SO.

Section 11.8        Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed:  (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 11.9         Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.  In all such cases, the parties shall use Commercially Reasonable Efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

Section 11.10      Entire Agreement.  Except for the Confidentiality Agreement, this Agreement and the exhibits and attachments hereto represent the entire agreement between the parties respecting the transactions contemplated hereby, and all understandings and agreements heretofore made between the parties hereto are merged in this Agreement, including the exhibits and schedules delivered pursuant hereto, which (together with any agreements executed by the parties hereto contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement) shall be the sole expression of the agreement of the parties respecting the Merger.  Each party to this Agreement acknowledges that, in executing and delivering this Agreement, it has relied only on the written representations, warranties and promises of the other parties hereto that are contained herein or in the other agreements executed by the parties contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement, and has not relied on the oral statements of any other party or its representatives.

Section 11.11     Counterparts.  This Agreement may be executed in multiple counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 11.12       Assignment; Binding on Successors.  Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, trustees, administrators, guardians, successors and permitted assigns, but shall not be assigned by any party without the prior written consent of the other party.

Section 11.13      No Third-Party Beneficiaries.  Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or Liabilities under or by reason of this Agreement, except for those Indemnified Parties specifically provided for under Section 6.9.

Section 11.14   Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation, or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including “confidential supervisory information” as defined in any regulation or rule adopted or promulgated by a Governmental Body) by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SOUTH PLAINS FINANCIAL, INC.

By:	/s/ Curtis C. Griffith
Name: Curtis C. Griffith
Title: Chairman and Chief Executive Officer

BOH HOLDINGS, INC.

By:	/s/ James D. Stein
Name: James D. Stein
Title: Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Reorganization]